7/21

08003913

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dai Nippon Printing

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 23 2008

**NEW ADDRESS THOMSON REUTERS

FILE NO. 82- 35718 FISCAL YEAR 3-31-08

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/21/08

082-35718

FY2008 Consolidated Financial Data
(Year ended March 31, 2008)

RECEIVED May 9, 2008

2008 JUL 21 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name	: **Dai Nippon Printing Co., Ltd.** (URL http://www.dnp.co.jp)
Stock exchanges on which shares are listed	: First Sections of Tokyo Stock Exchange and Osaka Securities Exchange
Stock code number	: 7912
Company representative	: Yoshitoshi Kitajima, Chairman of the Board, President and Chief Executive Officer
Contact person	: Ichiro Yagi, General Manager of Investors Relations and Press and Public Relations (Phone: +813-5225-8220)
Expected date of ordinary general meeting of shareholders	: June 27, 2008
Expected commencement date of dividend payment	: June 30, 2008
Expected date of filing of annual securities report	: June 27, 2008

AR/S
3-31-08

1. Consolidated Operating Results of FY2008 (April 1, 2007 through March 31, 2008)

(1) Consolidated Financial Results (Amounts less than one million yen are truncated.)

	Net sales		Operating income		Ordinary income	
	Yen in millions	%	Yen in millions	%	Yen in millions	%
FY2008	**¥1,616,053**	**3.7**	**¥87,104**	**(9.4)**	**¥86,502**	**(14.6)**
FY2007	¥1,557,802	3.3	¥96,144	(20.3)	¥101,348	(18.7)

	Net income		Net income per share	Fully diluted net income per share	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
	Yen in millions	%	Yen		%	%	%
FY2008	**¥45,171**	**(17.6)**	**¥67.08**	**–**	**4.4**	**5.2**	**5.4**
FY2007	¥54,841	(15.9)	¥78.10	–	5.1	6.0	6.2

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis for the full year.)

(Reference) Gains and losses on investment accounted for under equity method

FY2008 : (¥1,440 million)

FY2007 : (¥99 million)

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Yen in millions	Yen in millions	%	Yen
FY2008	**¥1,601,192**	**¥1,040,135**	**62.6**	**¥1,516.35**
FY2007	¥1,700,250	¥1,099,439	63.0	¥1,544.02

(Reference) Shareholders' equity

FY2008 : ¥1,002,860 million

FY2007 : ¥1,071,897 million

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of fiscal year
	Yen in millions	Yen in millions	Yen in millions	Yen in millions
FY2008	**¥157,282**	**(¥122,522)**	**(¥73,727)**	**¥130,695**
FY2007	¥123,010	(¥150,717)	(¥42,589)	¥170,488

2. Dividends

Record date	Annual dividend per share	Interim	Year end	Total dividend paid (annual)	Payout ratio (consolidated)	Dividend on equity ratio (consolidated)
	Yen	Yen	Yen	Yen in millions	%	%
FY2008	**¥36.00**	**¥16.00**	**¥20.00**	**¥23,969**	**53.7**	**2.4**
FY2007	¥32.00	¥13.00	¥19.00	¥22,376	41.0	2.1
FY2009 (Projected)	36.00	18.00	18.00	–	52.3	–

3. Projected Consolidated Operating Results for FY2009 (April 1, 2008 through March 31, 2009)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen
FY2009 Interim consolidated accounting period	¥810,000	2.0	¥39,000	(3.3)	¥39,000	(6.1)	¥18,500	(15.3)	¥27.97
FY2009	¥1,680,000	4.0	¥88,000	1.0	¥88,000	1.7	¥45,500	0.7	¥68.80

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis for the full year and the ratio for the corresponding interim period of the previous year.)

4. Other

(1) Changes in significant subsidiaries during the fiscal year
(changes in specified subsidiaries resulting from the change in consolidation scope) : None

(2) Changes in accounting principles, procedures, and presentation with respect to the preparation of the consolidated financial statements
(those to be described in the section with respect to significant issues as basis of preparation of consolidated financial statements)
① Changes resulting from any amendments to accounting standards, etc. : Yes
② Any other changes other than changes referred to in ① above : None
(Note) For details, please see p. 16 "Change in the Basis of the Presentation"

(3) Shares issued and outstanding (common shares)
① The number of shares issued and outstanding at the end of fiscal year (including treasury shares) : FY2008 700,480,693
: FY2007 730,480,693
② The number of treasury shares at the end of fiscal year : FY2008 39,114,316
: FY2007 36,254,522
(Note) For the number of shares used as the basis for calculating the net income per share (consolidated) for the fiscal year, please see p. 22 "Per Share Information."

(Reference) Overview of nonconsolidated operating results

1. Nonconsolidated Operating Results for FY2008 (April 1, 2007 through March 31, 2008)

(1) Nonconsolidated Financial Results

	Net sales		Operating income		Ordinary income	
	Yen in millions	%	Yen in millions	%	Yen in millions	%
FY2008	**¥1,180,188**	**(1.5)**	**¥28,186**	**(31.4)**	**¥45,105**	**(22.0)**
FY2007	¥1,162,244	(1.8)	¥41,059	(21.4)	¥57,799	(12.8)

	Net income		Net income per share	Fully diluted net income per share
	Yen in millions	%	Yen	
FY2008	**¥30,343**	**(10.0)**	**¥45.02**	–
FY2007	¥33,705	(13.4)	¥47.95	–

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis)

(2) Nonconsolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Yen in millions	Yen in millions	%	Yen
FY2008	**¥1,329,905**	**¥781,498**	**58.8**	**¥1,180.41**
FY2007	¥1,431,131	¥864,155	60.4	¥1,243.53

(Reference) Shareholders' equity
FY2008 : ¥781,498 million
FY2007 : ¥864,155 million

2. Projected Nonconsolidated Operating Results for FY2009 (April 1, 2008 through March 31, 2009)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen
FY2009 Interim consolidated accounting period	¥590,000	2.1	¥12,500	(6.3)	¥22,000	6.1	¥11,000	(19.8)	¥16.61
FY2009	¥1,225,000	3.8	¥28,500	1.1	¥45,500	0.9	¥27,500	(9.4)	¥41.54

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis for the full year and the ratio for the corresponding interim period of the previous year.)

* Narrative descriptions and other special comments in relation to the adequate use of the forecast for operating results

The forecast above contains descriptions in relation to forward looking statements as of the date of the issuance of this data, based on assumptions, outlooks, and plans in relation to the future. Please note that actual operating results may differ from the forecast figures described in the forecast as a result of any of risks and uncertainties related to the economic environment surrounding the businesses of the Company, market trends and fluctuations of foreign currencies.

4. Consolidated Financial Statements

Consolidated Balance Sheet

(yen in millions)

(Assets)	FY2008 (As of March 31, 2008)	FY2007 (As of March 31, 2007)	Increase (decrease)
Current assets:			
Cash and deposit	¥ 131,058	¥ 195,595	(¥64,537)
Trade receivables	456,932	477,157	(20,225)
Securities	11,102	9,992	1,110
Inventories	96,392	95,246	1,146
Deferred tax assets	12,992	14,216	(1,224)
Other current assets	11,781	13,275	(1,494)
Allowance for doubtful accounts	(5,283)	(5,209)	(74)
Total current assets	714,976	800,273	(85,297)
Fixed assets:			
Buildings and fixtures	209,544	203,452	6,092
Machinery and equipment	236,993	246,594	(9,601)
Land	130,655	124,915	5,740
Construction in progress	35,413	34,125	1,288
Other property, plant and equipment	26,736	26,694	42
Net property, plant and equipment	639,343	635,783	3,560
Intangible fixed assets			
Software	19,473	18,008	1,465
Other intangible fixed assets	15,931	7,271	8,660
Total intangible fixed assets	35,404	25,280	10,124
Investments and other assets			
Investment securities	150,057	194,197	(44,140)
Long-term loans receivable	4,436	3,451	985
Deferred tax assets	18,601	8,448	10,153
Other investments and other assets	49,041	42,831	6,210
Allowance for doubtful accounts	(10,668)	(10,016)	(652)
Total investments and other assets	211,468	238,912	(27,444)
Total fixed assets	886,216	899,976	(13,760)
TOTAL ASSETS	¥1,601,192	¥1,700,250	(¥99,058)

(yen in millions)

(Liablities)	FY2008 (As of March 31, 2008)	FY2007 (As of March 31, 2007)	Increase (decrease)
Current liabilities			
Notes and accounts payable, trade	¥317,855	¥337,590	(¥19,735)
Short-term loans payable	21,969	9,511	12,458
Current portion of long-term debt	3,185	3,120	65
Income tax payable	16,911	18,034	(1,123)
Allowance for bonuses	18,232	18,338	(106)
Allowance for compensation for damages	–	2,400	(2,400)
Other current liabilties	76,212	93,378	(17,166)
Total current liabilities	454,367	482,373	(28,006)
Long-term liabilities			
Corporate bonds and debentures	50,100	50,000	100
Long-term loans payable	4,850	6,597	(1,747)
Deferred tax liabilities	2,798	5,546	(2,748)
Allowance for retirement benefits	40,349	55,275	(14,926)
Other long-term liabilities	8,591	1,016	7,575
Total long-term liabilities	106,690	118,436	(11,746)
TOTAL LIABILITIES	561,057	600,810	(39,753)
(Net Assets)			
Shareholders' equity			
Capital stock	114,464	114,464	–
Capital surplus	144,898	144,898	–
Retained earnings	797,316	828,707	(31,391)
Treasury stock, at cost	(66,556)	(60,594)	(5,962)
Total shareholders' equity	990,122	1,027,475	(37,353)
Valuation and translation adjustments			
Unrealized gains or losses on securities holdings	10,610	41,331	(30,721)
Deferred gains or losses on hedges	7	(3)	10
Foreign currency translation adjustments	2,120	3,093	(973)
Total valuation and translation adjustments	12,738	44,421	(31,683)
Minority interests	37,274	27,542	9,732
TOTAL NET ASSETS	1,040,135	1,099,439	(59,304)
TOTAL LIABILITIES AND NET ASSETS	¥1,601,192	¥1,700,250	(¥99,058)

Consolidated Statement of Income

(yen in millions)

	FY2008 (April 1, 2007 through March 31, 2008)	FY2007 (April 1, 2006 through March 31, 2007)	Increase (decrease)
Net sales	¥1,616,053	¥1,557,802	¥58,251
Cost of sales	1,327,871	1,268,072	59,799
Gross profit	288,181	289,730	(1,549)
Selling, general and administrative expenses	201,077	193,585	7,492
Operating income	87,104	96,144	(9,040)
Non-operating income			
Interest and dividend income	4,645	3,785	860
Other non-operating income	5,359	6,807	(1,448)
Total non-operating income	10,005	10,592	(587)
Non-operating expenses			
Interest expenses	1,309	1,307	2
Equity in losses of associated companies	1,440	99	1,341
Other non-operating expenses	7,857	3,982	3,875
Total non-operating expenses	10,608	5,389	5,219
Ordinary income	86,502	101,348	(14,846)
Extraordinary profit			
Gain on sale of fixed assets	285	712	(427)
Gain on sale of investment securities	8,736	10,162	(1,426)
Gain on contribution of securities to retirement benefit trust	7,310	–	7,310
Gain on revision of retirement benefits plan	2,787	–	2,787
Reversal of allowance for doubtful accounts	462	343	119
Other extraordinary profit	101	3	98
Total extraordinary profit	19,684	11,221	8,463
Special expenses			
Loss on sales and elimination of fixed assets	3,703	5,848	(2,145)
Impairment loss	3,300	1,282	2,018
Loss on sales of investment securities	199	2,120	(1,921)
Loss on revaluation of investment securities	1,745	384	1,361
Loss on compensation for damages and allowance for compensation for damages	–	3,323	(3,323)
Loss on compensation for damages	697	–	697
Allowance for retirement benefits to directors and statutory auditors	1,396	–	1,396
Retirement benefits to directors and statutory auditors	6,553	–	6,553
Other special expenses	120	660	(540)
Total special expenses	17,717	13,620	4,097

Income before income taxes and minority interests	88,469	98,950	(10,481)
Income taxes - current	31,791	36,858	(5,067)
Income taxes - deferred	10,102	6,149	3,953
Profit of minority shareholders Net income	1,403 ¥45,171	1,099 ¥54,841	304 (¥9,670)

Consolidated Statement of Changes in Net Assets

FY2008 (April 1, 2007 to March 31, 2008) (yen in millions)

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	**¥114,464**	**¥144,898**	**¥828,707**	**(¥60,594)**	**¥1,027,475**
Changes of items during the accounting period					
Dividend from surplus			(23,931)		(23,931)
Net income			45,171		45,171
Increase (decrease) in retained earnings due to change of fiscal term			16		16
Acquisition of treasury stock				(58,642)	(58,642)
Disposal of treasury stock			(1)	34	32
Cancellation of treasury stock			(52,646)	52,646	–
Net changes of items other than shareholders' equity					–
Total changes during the accounting period	**–**	**–**	**(31,391)**	**(5,962)**	**(37,353)**
Balance as of March 31, 2008	**¥114,464**	**¥144,898**	**¥797,316**	**(¥66,556)**	**¥990,122**

	Valuation and translation adjustments				Minority interests	Total net assets
	Unrealized gains and losses on securities holdings	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total		
Balance as of March 31, 2007	**¥41,331**	**(¥3)**	**¥3,093**	**¥44,421**	**¥27,542**	**¥1,099,439**
Changes of items during the accounting period						
Dividend from surplus						(23,931)
Net income						45,171
Increase (decrease) in retained earnings due to change of fiscal term						16
Acquisition of treasury stock						(58,642)
Disposal of treasury stock						32
Cancellation of treasury stock						–
Net changes of items other than shareholders' equity	(30,721)	10	(972)	(31,683)	9,732	(21,950)
Total changes during the accounting period	**(30,721)**	**10**	**(972)**	**(31,683)**	**9,732**	**(59,304)**
Balance as of March 31, 2008	**¥10,610**	**¥7**	**¥2,120**	**¥12,738**	**¥37,274**	**¥1,040,135**

FY2007 (April 1, 2006 to March 31, 2007) (yen in millions)

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	**¥114,464**	**¥144,908**	**¥806,446**	**(¥57,450)**	**¥1,008,369**
Changes of items during the accounting period					
Distribution of surplus from appropriation of retained earnings			(9,879)		(9,879)
Dividend from surplus			(9,173)		(9,173)
Bonuses to directors and statutory auditors from appropriation of retained earnings			(283)		(283)
Net income			54,841		54,841
Changes in the scope of consolidation			3,236		3,236
Acquisition of treasury stock				(19,663)	(19,663)
Disposal of treasury stock		2		24	26
Cancellation of treasury stock		(12)	(16,482)	16,495	–
Net changes of items other than shareholders' equity					–
Total changes during the accounting period	**–**	**(10)**	**22,260**	**(3,143)**	**19,106**
Balance as of March 31, 2007	**¥114,464**	**¥144,898**	**¥828,707**	**(¥60,594)**	**¥1,027,475**

	Valuation and translation adjustments				Minority interests	Total net assets
	Unrealized gains and losses on securities holdings	Gains and losses on deferred hedging	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	**¥55,489**	**–**	**(¥549)**	**¥54,939**	**¥27,898**	**¥1,091,207**
Changes of items during the accounting period						
Distribution of surplus from appropriation of retained earnings						(9,879)
Dividend from surplus						(9,173)
Bonuses to directors and statutory auditors from appropriation of retained earnings						(283)
Net income						54,841
Change in the scope of consolidation						3,236
Acquisition of treasury stock						(19,663)
Disposal of treasury stock						26
Cancellation of treasury stock						–
Net changes of items other than shareholders' equity	(14,157)	(3)	3,642	(10,518)	(355)	(10,873)

Total changes during the accounting period	**(14,157)**	**(3)**	**3,642**	**(10,518)**	**(355)**	**8,232**
Balance as of March 31, 2007	**¥41,331**	**(¥3)**	**¥3,093**	**¥44,421**	**¥27,542**	**¥1,099,439**

Consolidated Statement of Cash Flows

(yen in millions)

	FY2008 (April 1, 2007 through March 31, 2008)	FY2007 (April 1, 2006 through March 31, 2007)	Increase (decrease)
Cash flows from operating activities			
Income before income taxes and minority interests	¥88,469	¥98,950	(¥10,481)
Depreciation	109,902	100,161	9,741
Impairment loss on fixed assets	3,300	1,282	2,018
Decrease in allowance for doubtful accounts	(69)	(1,036)	967
Decrease in allowance for retirement benefits	(16,823)	(4,707)	(12,116)
Equity in earnings of affiliates	1,440	99	1,341
Amortization of goodwill	2,049	1,475	574
Interest and dividend income	(4,645)	(3,785)	(860)
Interest expenses	1,309	1,307	2
Gain on sale of investment securities	(8,537)	(8,042)	(495)
Loss on devaluation of investment securities	1,745	384	1,361
Loss on sale and elimination of property, plant and equipment	3,418	5,135	(1,717)
Decrease (increase) in trade receivables	26,965	(34,238)	61,203
Increase(decrease) in inventories	2,989	(18,042)	21,031
Increase (decrease) in trade payables	(27,495)	15,211	(42,706)
Other	6,929	16,220	(9,291)
Sub-total	190,948	170,375	20,573
Income taxes paid	(33,665)	(47,364)	13,699
Net cash provided by operating activities	157,282	123,010	34,272
Cash flows from investing activities			
Net decrease in short-term investments	24,904	5,008	19,896
Payments for purchase of marketable securities	0	(501)	501
Gain on sale of marketable securities	10,000	7,201	2,799
Payments for purchase of property, plant and equipment	(124,127)	(153,994)	29,867
Gain on sale of property, plant and equipment	1,900	2,139	(239)
Payments for purchase of investment securities	(32,706)	(13,886)	(18,820)
Gain on sale of investment securities	18,411	16,988	1,423
Interest and dividend received	4,678	3,916	762
Other	(25,584)	(17,588)	(7,996)
Net cash used in investing activities	(122,522)	(150,717)	28,195
Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	12,535	(3,265)	15,800
Proceeds from long-term debt	1,253	4,731	(3,478)
Repayment of long-term debt	(3,479)	(4,365)	886
Interest paid	(1,309)	(1,311)	2
Dividends paid	(23,927)	(19,052)	(4,875)
Dividends paid to minority shareholders	(418)	(633)	215
Payments for acquisition of treasury stock	(58,642)	(19,663)	(38,979)
Payments for acquisition of treasury stock owned by subsidiaries	(3)	(2)	(1)
Other	264	972	(708)
Net cash used in financing activities	(73,727)	(42,589)	(31,138)
Effect of exchange rate fluctuation on cash and cash equivalents	(825)	1,492	(2,317)
Net decrease in cash and cash equivalents	(39,793)	(68,803)	29,010
Cash and cash equivalents at beginning of fiscal year	170,488	239,221	(68,733)
Net increase in cash and cash equivalents due to newly consolidated subsidiaries	–	69	(69)
Cash and cash equivalents at end of fiscal year	¥130,695	¥170,488	(¥39,793)

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation and application of the equity method

   (1) Consolidated subsidiaries: 99
   - Major companies
     (Hokkaido Coca-Cola Bottling Co., Ltd., The Inctec Inc., DNP Trading Co., Ltd., DNP Color Techno Kameyama Co., Ltd., DNP Nishinihon, K.K., DNP Photo Imaging America Corporation, DNP Logistics Co., Ltd., DNP Technology Co., Ltd.)

   (2) Affiliate companies accounted for by the equity method: 11
   - Major companies
     (Kyoiku Shuppan Co., Ltd., Maruzen Co., Ltd., Panasonic Battery Electrode Co., Ltd.)

2. Changes in the scope of consolidation and application of the equity method

   (1) Scope of consolidation
   - Newly included: 5 DNP Fine Electronics Co., Ltd. and 4 other companies
   - Excluded: 2 DNP Art Co., Ltd. and 1 other company

   (2) Scope of application of the equity method
   - Newly included: 1 Maruzen Co., Ltd.
   - Excluded: 1 Waseda University Media-Mix Co., Ltd.

3. Issues relating to the fiscal year, etc. for consolidated subsidiaries

   Most of the consolidated subsidiaries apply the same balance sheet date as the Company. However, twenty-five (25) other consolidated subsidiaries, including Hokkaido Coca-Cola Bottling, set their balance sheet date as December 31. Therefore, the Company prepares its consolidated financial statements utilizing the financial statements of such consolidated subsidiaries as of December 31, and made necessary adjustments for the purpose of consolidation for significant transactions taking place between the fiscal year-ends of the consolidated subsidiaries and the fiscal year-end of the Company.

4. Issues relating to accounting standards

   (1) Valuation criteria and valuation method for significant assets

   - Marketable securities and investment securities
     Held-to-maturity debt securities: Mainly, the amortized cost method
     Other securities
     Marketable securities: The fair value method based on the market price as of the balance sheet date (gains or losses on valuation will be fully recognized directly into net assets, and costs of sales are determined using the moving average method).
     Non-marketable securities: Mainly the cost method using the moving average method
   - Derivatives: Mainly, the fair value method
   - Inventories
     Goods: Mainly, the cost method using the specific cost method
     Products and work in progress: Mainly, the cost method using the retail method
     Raw materials: Mainly, the cost method using the moving average method
     Supplies: Mainly, the cost method using the most recent purchase method

   (2) Depreciation method for significant depreciable assets

   - Property, plant and equipment: The Company and domestic consolidated subsidiaries have been applying the declining-balance method for the depreciation of property, plant and equipment. The depreciation of machinery and equipment at the

Company's No. 1 Kurosaki Plant (the second term) is computed in accordance with the straight line method.

Buildings (excluding building fixtures) acquired on or after April 1, 1998 are depreciated using the straight-line method. Depreciation with respect to assets of the Company and its consolidated domestic subsidiaries worth no less than 100,000 yen and no more than 200,000 yen is calculated over 3-year equal depreciation (*sannen kintou shoukyaku*).

The depreciation of property, plant and equipment of foreign consolidated subsidiaries is mainly computed by the straight line method.

(Additional information)

In accordance with revisions to the Corporate Tax Law, the Company and its domestic consolidated subsidiaries will continue to apply the depreciation method defined under the previous Corporate Tax Law related to tangible fixed assets acquired on or prior to March 31, 2007. The difference between 5% of the acquisition cost and the nominal value of each asset in such group will be evenly allocated to the period of 5 years commencing with the fiscal year following the fiscal year in which the net book value of each asset in such group of assets reaches 5% of the original acquisition cost. As a result, operating income decreased by 3,193 million yen and ordinary income and income before income taxes and minority interests decreased by 3,215 million yen, respectively.

- Intangible assets — Intangible assets are amortized by the straight line method over their estimated useful lives. Cost of software for internal use is amortized by the straight line method over the estimated useful lives (5 years).

(3) Basis for the recognition of significant allowances

- Allowance for doubtful accounts — In order to prepare for credit losses such as trade receivable and loans, the Company and its domestic consolidated subsidiaries provide an allowance equal to the estimated amount of uncollectible receivables for general receivables based on a historical write-off ratio, and for bad receivables based on a case-by-case determination of collectibility.
- Allowance for bonuses — Allowance is provided to cover the expected payments for this fiscal year of the bonuses expected to be paid to employees in the following consolidated fiscal year.
- Allowance for bonuses to directors and statutory auditors: — Allowance is provided to cover the expected payments for this fiscal year of the bonuses expected to be paid to directors in the following consolidated fiscal year.
- Allowance for retirement benefits — The Company and its domestic consolidated subsidiaries provide an allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the consolidated fiscal year. Prior service cost is amortized on the straight-line method over the average estimated service period, which is mainly 6 years. The pro rata amounts of

actuarial differences determined by the straight-line method are amortized over the average estimated service period, which is mainly 9 years, beginning from the following fiscal year.

(Additional information)

In October 2007, certain domestic consolidated subsidiaries, whose balance sheet dates differ from that of the Company, made a partial transfer of their pension plans from the defined pension plan to the defined contribution plan, and discontinued their use of the lump-sum severance payment plan.

(The aforementioned transition was accounted for in the interim consolidated fiscal period ended September 30, 2007, in accordance with the application of Accounting Standards Board Statement No. 1, "Accounting for Transfer between Retirement Benefit Plans").

The effect from the above transition, 2,787 million yen, is recorded as special profit.

- Allowance for retirement benefits directors and statutory auditors — Provision for retirement benefits for directors and for statutory auditors has been made by domestic consolidated subsidiaries at the amounts to be paid at the end of the fiscal year, based on internal rules.

(4) Accounting for significant leases

Finance leases other than those deemed to transfer the ownership of the leased assets to lessees are accounted for in the same manner as operating leases.

(5) Accounting for consumption tax, etc.

Consumption taxes and local consumption taxes are accounted for using the net-of-tax method.

(6) Issues relating to the valuation of assets and liabilities of consolidated subsidiaries

The valuation of assets and liabilities of consolidated subsidiaries is determined using the full fair value approach.

(7) Issues relating to goodwill and negative goodwill

Goodwill and negative goodwill are amortized over the useful lives within 20 years by the straight line method. Goodwill and negative goodwill for this fiscal year are amortized over 5 years on a straight line basis.

5. Scope of cash in the consolidated statement of cash flows

Cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

Change in the Basis of the Presentation

(Accounting Standards for Retirement Benefits for Directors and Statutory Auditors)

Domestic consolidated subsidiaries previously accounted for retirement benefit for directors and statutory auditors as expenses at the time of payment. However, in accordance with the announcement of the "Handling of Auditing of Reserve under the Special Taxation Measures Law and Allowance, Reserve and Directors' Retirement Benefit Allowance under the Special Laws" (Report No. 42 of the Auditing Guarantee Practice Committee of the Japanese Institute of Certified Public Accountants, April 13, 2007), effective from the current consolidated fiscal year, these subsidiaries have changed to a method by which an allowance is provided for retirement benefits for directors and statutory auditors in the amounts to be paid at the end of the fiscal year, based on internal rules.

In accordance with this change, the allowance for retirement benefits for directors and statutory auditors for the current consolidated fiscal year is recorded as a selling, general and administrative expense, and the allowance for previous years is recorded as a special expense.

As a result, operating income and ordinary income decreased by 220 million yen, respectively, and income before income taxes and minority interests decreased by 1,617 million yen.

(Accounting Standards for Depreciation of Property, Plant and Equipment)

In accordance with the amended Corporate Tax Law of Japan, effective from the current consolidated fiscal year, property, plant and equipment acquired on or after April 1, 2007 by the Company and its domestic subsidiaries is depreciated using the depreciation method based on the amended Corporate Tax Law of Japan.

As a result of this change in accounting policy, operating income decreased by 3,139 million yen and ordinary income and income before income taxes and minority interests decreased by 3,158 million yen, respectively.

Notes to Consolidated Financial Statements

(Consolidated Balance Sheet) (Yen in millions)

	FY2008	FY2007
1. Cumulative depreciation	¥1,073,802	¥1,002,879
2. Liability for guarantees	90	100
3. Discounts on notes receivable	820	820

(Consolidated Statement of Income) (Yen in millions)

	FY2008	FY2007
1. Research and development expenses (Selling, general and administrative expenses, cost of sales)	¥35,556	¥30,112

(Consolidated Statement of Changes in Net Assets)

FY2008 (From April, 1, 2007 to March 31, 2008)

1. Class and total number of shares issued and outstanding and treasury stock

(shares)

	Class of shares	End of FY2007	Increase during FY2008	Decrease during FY2008	End of FY2008
Shares issued and outstanding	Common stock	730,480,693	–	30,000,000	700,480,693
Treasury shares	Common stock	36,254,522	32,879,377	30,019,583	39,114,316

(Notes)

1. The number of common stock issued and outstanding decreased by 30,000,000 shares due to the cancellation of treasury shares.
2. The number of treasury shares of common stock increased by 32,879,377 shares due to the purchase of 32,686,000 shares pursuant to the resolution of the Board of Directors, the purchase of 108,377 fractional shares, and the purchase of 85,000 shares pursuant to requests from shareholders.
3. The number of treasury shares in common stock decreased by 30,019,583 shares due to the cancellation of 30,000,000 treasury shares and the sale of 19,583 fractional shares.

2. Dividend

(1) Dividend payment

Resolution	Class of shares	Total dividend payments (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	13,203	19	March 31, 2007	June 29, 2007
Meeting of the Board of Directors held on November 9, 2007	Common stock	10,728	16	September 30, 2007	December 7, 2007

(2) Dividends whose record date is attributable to the accounting period ended March 31, 2008, but the payment of which will occur after said accounting period

Resolution	Class of shares	Total dividend payments (millions of yen)	Source of dividend payment	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 27, 2008	Common stock	13,241	Retained earnings	20	March 31, 2008	June 30, 2008

FY2007 (From April, 1, 2006 to March 31, 2007)

1. Class and total number of shares issued and outstanding and treasury stock

(shares)

	Class of shares	End of FY2006	Increase during FY2007	Decrease during FY2007	End of FY2007
Shares issued and outstanding	Common stock	740,480,693	–	10,000,000	730,480,693
Treasury shares	Common stock	35,508,592	10,760,626	10,014,696	36,254,522

(Notes)

4. The number of common stock issued and outstanding decreased by 10,000,000 shares due to the cancellation of treasury stock.
5. The number of treasury shares of common stock increased by 10,760,626 due to the purchase of 102,626 fractional shares and the purchase of 10,658,000 shares pursuant to the resolution of the Board of Directors.
6. The number of treasury shares of common stock decreased by 10,014,696 shares due to the sale of 14,696 fractional shares and the cancellation of 10,000,000 treasury shares.

2. Dividend

(1) Dividend payment

Resolution	Class of shares	Total dividend payments (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2006	Common stock	9,879	14	March 31, 2006	June 30, 2006
Meeting of the Board of Directors held on November 10, 2006	Common stock	9,173	13	September 30, 2006	December 8, 2006

(2) Dividends whose record date is attributable to the accounting period ended March 31, 2007, but for which payment occurred after such accounting period

Resolution	Class of shares	Total dividend payments (millions of yen)	Source of dividend payment	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	13,203	Retained earnings	19	March 31, 2007	June 29, 2007

(Business Segment Information)

1. Segments by Business

FY 2008 (April 1, 2007 to March 31, 2008)

(yen in millions)

	Information communication	Lifestyle and industrial supplies	Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
I. Net sales and operating profit and loss							
Net sales							
(1) Outside customers	¥672,772	¥547,567	¥322,264	¥73,449	¥1,616,053	–	¥1,616,053
(2) Inter-segment or transfer	7,125	8,224	48	44	15,442	(15,442)	–
Total	679,897	555,791	322,312	73,494	1,631,495	(15,442)	1,616,053
Operating expenses	636,820	523,928	302,494	72,168	1,535,412	(6,463)	1,528,948
Operating income	43,076	31,863	19,818	1,325	96,083	(8,978)	87,104
II. Assets, depreciation, impairment loss and capital expenditures							
Assets	557,532	532,229	427,401	44,335	1,561,499	39,693	1,601,192
Depreciation	23,279	28,587	51,717	3,664	107,248	2,653	109,902
Impairment loss	52	1,051	2,153	42	3,300	–	3,300
Capital expenditures	26,538	31,818	45,984	3,692	108,033	8,105	116,139

FY 2007 (April 1, 2006 to March 31, 2007)

(yen in millions)

	Information communication	Lifestyle and industrial supplies	Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
I. Net sales and operating profit and loss							
Net sales							
(1) Outside customers	¥662,886	¥528,918	¥291,911	¥74,085	¥1,557,802	–	¥1,557,802
(2) Inter-segment or transfer	5,954	3,794	5	36	9,790	(9,790)	–
Total	668,841	532,713	291,916	74,121	1,567,593	(9,790)	1,557,802
Operating expenses	617,883	496,460	277,024	73,482	1,464,851	(3,194)	1,461,657
Operating income	50,957	36,252	14,892	639	102,741	(6,596)	96,144
II. Assets, depreciation, impairment loss and capital expenditures							
Assets	539,221	522,161	438,745	41,354	1,541,483	158,766	1,700,250
Depreciation	20,862	24,733	49,632	3,568	98,797	1,363	100,161
Impairment loss	–	1,282	–	–	1,282	–	1,282
Capital expenditures	41,106	39,918	75,995	3,130	160,152	2,733	162,885

2. Information by geographic areas

Information by geographic areas is omitted because the ratio of domestic sales and assets accounted for more than 90% of the consolidated sales and assets before elimination for all segments for the fiscal years ended March 31, 2007 and 2008.

3. Overseas sales

FY2008(April 1, 2007 to March 31, 2008)

		Asia	Other areas	Total
I.	Overseas sales	¥195,092 million	¥84,445 million	¥279,537 million
II.	Consolidated net sales			¥1,616,053 million
III.	Overseas sales as percentage of consolidated sales	12.1%	5.2%	17.3%

FY2007 (April 1, 2006 to March 31, 2007)

		Asia	Other areas	Total
I.	Overseas sales	¥177,713 million	¥78,566 million	¥256,280 million
II.	Consolidated net sales			¥1,557,802 million
III.	Overseas sales as percentage of consolidated sales	11.4%	5.1%	16.5%

(Notes)

1. Division between domestic and overseas is made by the geographical proximity approach.
2. Major countries and regions in each area are as follows:
   Asia: Taiwan, South Korea, China, Indonesia
   Other areas: the United States of America, France, Germany, United Kingdom
3. Overseas sales represent the sales of the Company and consolidated subsidiaries in countries or areas other than Japan.

(Per Share Information)

FY2008 (April 1, 2007 to March 31, 2008)		FY2007 (April 1, 2006 to March 31, 2007)	
Net assets per share	¥1,516.35	Net assets per share	¥1,554.02
Net income per share	¥67.08	Net income per share	¥78.10

Fully diluted net income per share is not referred to because the Company has not issued any dilutive securities.

(Note) Basis of computation

1. Net assets per share

	FY2008 (As of March 31, 2008)	FY2007 (As of March 31, 2007)
Total net assets (yen in millions)	¥1,040,135	¥1,099,439
Amount deducted from total net assets (yen in millions)	¥37,274	¥27,542
Minority interests included in the above figure (yen in millions)	¥37,274	¥27,542
Net assets for common stock at fiscal year end (yen in millions)	¥1,002,860	¥1,071,897
Number of common stock outstanding (thousand shares)	700,480	730,480
Number of treasury shares of common stock (thousand shares)	39,114	36,254
Number of common stock at fiscal year end used for the determination of net assets per share (thousand shares)	661,366	694,226

2. Net income per share

	FY2008 (April 1, 2007 to March 31, 2008)	FY2007 (April 1, 2006 to March 31, 2007)
Net income (yen in millions)	¥45,171	¥54,841
Amount not attributable to common shareholders (yen in millions)	—	—
Net income attributable to common stock (yen in millions)	¥45,171	¥54,841
Average number of common stock during the fiscal year (thousand shares)	673,364	702,211

(Non-disclosure)

Notes to tax effect accounting, marketable securities and investment securities, and retirement benefits are not disclosed because the Company believes that such disclosure in the quarterly financial results announcements ("*kessan tanshin*") is not necessary.

5. Nonconsolidated Financial Statements

Nonconsolidated Balance Sheet

(yen in millions)

(Assets)	2008 (As of March 31, 2008)	2007 (As of March 31, 2007)	Increase (decrease)
Current assets:			
Cash and deposit	¥66,154	¥151,681	(¥85,527)
Notes and accounts receivable	51,487	59,591	(8,104)
Trade	310,961	316,674	(5,713)
Securities	10,009	9,992	17
Goods, products, work in progress	18,955	21,897	(2,942)
Raw materials and supplies	4,399	6,446	(2,047)
Deferred tax assets	5,760	6,873	(1,113)
Other current assets	14,068	23,044	(8,976)
Allowance for doubtful accounts	(2,422)	(3,831)	1,409
Total current assets	479,374	592,370	(112,996)
Fixed assets:			
Buildings	162,473	157,849	4,624
Improvements and additions	8,288	8,669	(381)
Machinery and equipment	169,047	169,518	(471)
Vehicles and transport equipment	151	170	(19)
Tools and equipment	11,518	11,171	347
Land	117,186	114,183	3,003
Construction in progress	24,536	28,482	(3,946)
Net property, plant and equipment	493,202	490,045	3,157
Intangible fixed assets			
Software	15,807	15,068	739
Other intangible fixed assets	4,943	3,582	1,361
Total intangible fixed assets	20,750	18,651	2,099
Investments and other assets			
Investment securities	133,550	188,111	(54,561)
Equity in affiliated companies	119,646	76,782	42,864
Long-term loans receivable	43,615	40,356	3,259
Deferred tax assets	18,182	4,427	13,755
Other investments and other assets	32,337	31,249	1,088
Allowance for doubtful accounts	(10,755)	(10,862)	107
Total investments and other assets	336,577	330,064	6,513
Total fixed assets	850,531	838,761	11,770
TOTAL ASSETS	¥1,329,905	¥1,431,131	(¥101,226)

(Notes)

			(yen in millions)
1.	Cumulative depreciation for property, plant and equipment:	FY2008	¥817,668
		FY2007	¥764,573
2.	Allowance for guarantee:	FY2008	¥ 90
		FY2007	¥100
3.	Discounts on notes and accounts receivable:	FY2008	¥820
		FY2007	¥820

(yen in millions)

(Liablities)	FY2008 (As of March 31, 2008)	FY2007 (As of March 31, 2007)	Increase (decrease)
Current liabilities			
Bills and notes payable	¥23,438	¥23,953	(¥515)
Trade payables	225,025	225,716	(691)
Other accounts payable	42,695	43,601	(906)
Accrued expenses	16,625	16,963	(338)
Income tax payable	3,494	8,117	(4,623)
Deposits	150,715	140,822	9,893
Allowance for bonuses	7,402	7,250	152
Allowance for bonuses to directors and statutory auditors	240	255	(15)
Allowance for compensation for damages	—	960	(960)
Notes and accounts payable related to facilities	2,695	15,071	(12,376)
Other current liabilties	3,463	2,456	1,007
Total current liabilities	475,796	485,168	(9,372)
Long-term liabilities			
Corporate bonds and debentures	50,000	50,000	—
Long-term accounts payable	6,553	—	6,553
Allowance for retirement benefits	16,057	31,807	(15,750)
Total long-term liabilities	72,611	81,807	(9,196)
TOTAL LIABILITIES	548,407	566,976	(18,569)
(Net assets)			
Shareholders' equity			
Capital stock	114,464	114,464	—
Capital surplus	144,898	144,898	—
Capital reserve	144,898	144,898	—
Retained earnings	578,250	624,486	(46,236)
Legal reserve transferred from retained earnings	23,300	23,300	—
Other retained earnings	554,950	601,186	(46,236)
Reserve for foreign investment loss	2	3	(1)
Reserve for special depreciation	64	139	(75)
Reserve for deferred gains on sales of property	70	81	(11)
Special reserve	532,780	582,780	(50,000)
Retained earnings carried forward	22,033	18,181	3,852
Treasury stock, at cost	(66,524)	(60,562)	(5,962)

Total shareholders' equity	771,088	823,287	(52,199)
Valuation and translation adjustments			
Unrealized gains or losses on securities holdings	10,401	40,871	(30,470)
Deferred gains or losses on hedges	7	(3)	10
Total valuation and translation adjustments	10,409	40,868	(30,459)
TOTAL NET ASSETS	781,498	864,155	(82,657)
TOTAL LIABILITIES AND NET ASSETS	¥1,329,905	¥1,431,131	(¥101,226)

Nonconsolidated Statement of Income

(yen in millions)

	FY2008 (April 1, 2007 through March 31, 2008)	FY2007 (April 1, 2006 through March 31, 2007)	Increase (decrease)
Net sales	¥1,180,188	¥1,162,244	¥17,944
Cost of sales	1,039,119	1,012,383	26,736
Gross profit	141,069	149,860	(8,791)
Selling, general and administrative expenses	112,882	108,800	4,082
Operating income	28,186	41,059	(12,873)
Non-operating income			
Interest and dividend income	9,588	6,293	3,295
Other non-operating income	66,352	65,371	981
Total non-operating income	75,940	71,665	4,275
Non-operating expenses			
Interest expenses	835	835	–
Other non-operating expenses	58,186	54,090	4,096
Total non-operating expenses	59,021	54,925	4,096
Ordinary income	45,105	57,799	(12,694)
Extraordinary profit			
Gain on sale of fixed assets	169	451	(282)
Gain on sale of investment securities	8,735	10,155	(1,420)
Gain on contribution of securities to retirement benefit trust	7,310	–	7,310
Reversal of allowance for doubtful accounts	1,237	2,319	(1,082)
Other extraordinary profit	59	–	59
Total extraordinary profit	17,513	12,925	4,588
Special expenses			
Loss on sale and elimination of fixed assets	2,698	4,798	(2,100)
Impairment loss	1,820	–	1,820
Loss on sale of investment securities	199	2,120	(1,921)
Loss on revaluation of investment securities	1,503	384	1,119
Loss on revaluation of shares of affiliated companies	32	299	(267)
Loss on compensation for damages and allowance for compensation for damages	–	1,329	(1,329)
Loss on compensation for damages	278	–	278
Retirement benefits for directors and statutory auditors	6,553	–	6,553
Other special expenses	23	6	17
Total special expenses	13,111	8,939	4,172
Income before income taxes and minority interests	49,507	61,785	(12,278)

Income taxes - current	10,900	17,400	(6,500)
Income tax - deferred	8,263	10,679	(2,416)
Net income	¥30,343	¥33,705	(¥3,362)

Statement of Changes in Net Assets

FY2008 (April, 2007 to March 31, 2008) (yen in millions)

	Shareholders' equity									
		Capital surplus	Retained earnings							Total
				Other retained earnings						
	Capital stock	Capital surplus	Retained earnings	Foreign investment loss reserve	Special depreciation reserve	Reserve for deferred gains on sales of property	Special reserve	Retained earnings carried forward	Treasury stock	
Balance as of March 31, 2007	¥114,464	¥144,898	¥23,300	¥3	¥139	¥81	¥582,780	¥18,181	(¥60,562)	¥823,287
Changes of items during the accounting period										
Reversal of reserve for foreign investment loss				(1)				1		–
Reversal of reserve for special depreciation					(75)			75		–
Reversal of reserve for deferred gains on sales of property						(11)		11		–
Reversal of special reserve							(50,000)	50,000		–
Dividend from surplus								(23,931)		(23,931)
Net income								30,343		30,343
Acquisition of treasury stock									(58,642)	(58,642)
Disposal of treasury stock								(1)	34	32
Cancellation of treasury stock								(52,646)	52,646	–
Net changes in items other than shareholders' equity										–
Total changes of items during the accounting period	–	–	–	(1)	(75)	(11)	(50,000)	3,851	(5,962)	(52,198)
Balance as of March 31, 2008	¥114,464	¥144,898	¥23,300	¥2	¥64	¥70	¥532,780	¥22,033	(¥66,524)	¥771,088

	Valuation and translation adjustments			Total net assets
	Unrealized gains or losses on securities holdings	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2007	¥40,871	(3)	¥40,868	¥864,155
Changes of items during the accounting period				
Reversal of provision for foreign investment loss				–
Reversal of reserve for special depreciation				–
Reversal of reserve for deferred gains on sales of property				–
Reversal of special reserve				–
Dividend from surplus				(23,931)
Net income				30,343
Acquisition of treasury stock				(58,642)
Disposal of treasury stock				32
Cancellation of treasury stock				–
Net changes in items other than shareholders' equity	(30,469)	10	(30,458)	(30,458)
Total changes of items during the accounting period	(30,469)	10	(30,458)	(82,657)
Balance as of March 31, 2008	¥10,401	7	¥10,409	¥781,498

FY2007 (April, 2006 to March 31, 2007) (yen in millions)

	Shareholders' equity										
		Capital surplus		Retained earnings							
					Other retained earnings						
	Capital stock	Capital surplus	Other surplus	Retained earnings	Foreign investment loss reserve	Special depre-ciation reserve	Reserve for deferred gains on sales of property	Special reserve	Retained earnings carried forward	Treasury stock	Total
Balance as of March 31, 2006	¥114,464	¥144,898	¥10	¥23,300	¥8	¥419	¥127	¥579,780	¥22,945	(¥57,418)	¥828,535
Changes of items during the accounting period											
Reversal of provision for foreign investment loss from appropriation of retained earnings					(2)				2		–
Reversal of provision for foreign investment loss					(1)				1		–
Reversal of provision for reserve for special depreciation from appropriation of retained earnings						(139)			139		–
Reversal of reserve for special depreciation						(139)			139		–
Reversal of provision for deferred gains on sales of property from appropriation of retained earnings							(24)		24		–
Reversal of reserve for deferred gains on sales of property							(21)		21		–
Separate reserve from the appropriation of retained earnings								3,000	(3,000)		–
Distribution of surplus from the appropriation of retained earnings									(9,879)		(9,879)
Dividend from surplus									(9,173)		(9,173)
Bonuses to directors and statutory auditors from the appropriation of retained earnings									(265)		(265)
Net income									33,705		33,705
Acquisition of treasury stock										(19,663)	(19,663)
Disposal of treasury stock			2							24	26
Cancellation of treasury stock			(12)						(16,482)	16,495	–
Net changes of items other than shareholders' equity											–
Total changes of items during the accounting period	–	–	(10)	–	(4)	(279)	(46)	3,000	(4,763)	(3,143)	(5,247)
Balance as of March 31, 2007	¥114,464	¥144,898	–	¥23,300	¥3	¥139	¥81	¥582,780	¥18,181	(¥60,562)	¥823,287

	Valuation and translation adjustments			Total net assets
	Unrealized gains or losses on securities holdings	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2006	¥54,929	–	¥54,929	¥883,464
Changes of items during the accounting period				
Reversal of provision for foreign investment loss from appropriation of retained earnings				–
Reversal of provision for foreign investment loss				–
Reversal of provision for reserve for special depreciation from appropriation of retained earnings				–
Reversal of reserve for special depreciation				–
Reversal of provision for deferred gains on sales of property from appropriation of retained earnings				–
Reversal of reserve for deferred gains on sales of property				–
Separate reserve from the appropriation of retained earnings				–
Distribution of surplus from the appropriation of retained earnings				(9,879)
Dividend from surplus				(9,173)
Bonuses to directors and statutory auditors from the appropriation of retained earnings				(265)
Net income				33,705
Acquisition of treasury stock				(19,663)
Disposal of treasury stock				26
Cancellation of treasury stock				–
Net changes of items other than shareholders' equity	(14,057)	(3)	(14,061)	(14,061)
Total changes of items during the accounting period	(14,057)	(3)	(14,061)	(19,309)
Balance as of March 31, 2007	¥40,871	(¥3)	¥40,868	¥864,155

(Supplemental Data)

Changes in Sales by Business Segment

Section \ Year	FY2008 (April 1, 2007 to March 31, 2008)		FY2007 (April 1, 2006 to March 31, 2007)		Increase (decrease)	
	millions of yen	% of Net Sales	millions of yen	% of Net Sales	millions of yen	% of Net Sales
Information communications	¥558,614	47.3	¥561,955	48.3	(¥3,341)	% (0.6)
Lifestyle and Industrial supplies	379,772	32.2	380,983	32.8	(1,211)	(0.3)
Electronics	241,802	20.5	219,304	18.9	22,498	10.3
Total	¥1,180,188	100.0	¥1,162,244	100.0	¥17,944	1.5

End of document

RECEIVED
2000 JUL 21 A 11:45

Exhibit B-2

(The following is an unofficial English translation of the Convocation Notice of the 114th Ordinary General Meeting of Shareholders of Dai Nippon Printing Co., Ltd. (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 7912, TSE first section)
June 9, 2008

To Our Shareholders

Yoshitoshi Kitajima
Chairman of the Board,
President and CEO
Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya-Kagacho,
Shinjuku-ku, Tokyo

CONVOCATION NOTICE OF
THE 114TH TERM ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

DAI NIPPON PRINTING CO., Ltd. (the "Company") will be holding the 114th ordinary general meeting of shareholders and requests your attendance. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in one of the following ways by 6:00 p.m. of June 26, 2008 (Thursday) after carefully reading the reference materials as set forth below.

【Exercise of voting rights in writing by mailing the enclosed voting right exercise form】

Please indicate your intention to vote "for" or "against" each agenda item in the enclosed voting right exercise form, then return the said form to us by the time limit set forth above.

【Exercise of voting rights via the Internet】

Please refer to "Instructions for the Exercise of Voting Rights via the Internet" as set forth on page nine of this convocation notice, access the specified website for casting votes and indicate your intention to vote "for" or "against" each agenda item by following the on-screen instructions by the time limit set forth above.

1. **Date and Time:** June 27, 2008 (Friday) at 10:00 a.m.
2. **Venue:** C&I Building of Dai Nippon Printing Co., Ltd.
31-2, Sanai-cho, Shinjuku-ku, Tokyo
3. **Meeting Agenda:**

Matters to be Reported:

1: Matters concerning the business report, consolidated financial statements, the results of audit of the Company's consolidated financial statements by an independent auditor and the Board of Statutory Auditors for the 114th Fiscal Year (from April 1, 2007 to March 31, 2008)

2: Matters concerning the nonconsolidated financial statements for the 114th Fiscal Year (from April 1, 2007 to March 31, 2008)

Matters to be Resolved:

1st Agenda: Distribution of Surplus

2nd Agenda: Partial Amendments to the Articles of Incorporation

3 rd Agenda: Election of Twenty Five Directors

* When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

* Amendments to the reference materials for the general meeting of shareholders and enclosed materials, if any, will be posted on the Company's website (http://www.dnp.co.jp/).

Reference Materials for the Ordinary General Meeting of Shareholders

Agendas and Reference Matters:

1st Agenda: Distribution of Surplus

With respect to the distribution of surplus for the fiscal year 2008, to enable the implementation of a flexible capital policy, the Company will make a distribution from its general reserve and make a year-end dividend payout of ¥20 per share of the common stock of the Company.

Accordingly, together with the interim dividend of ¥16, the annual dividend per share will be ¥36, an increase of ¥4 from the previous fiscal year.

1. Matters related to the distribution of surplus
   (1) Item of surplus to be increased and its amount
   Retained earnings brought forward: ¥50,000,000,000
   (2) Item of surplus to be decreased and its amount
   General reserve: ¥50,000,000,000
2. Matters related to year-end dividend
   (1) Type of distributable asset: Cash
   (2) Matters related to the disbursement of distributable assets to shareholders and the aggregate amount thereof
   ¥20 per share of the common stock of the Company
   Aggregate amount of distribution: ¥13, 241,177,940
   (3) Effective date of the distribution of surplus: June 30, 2008

2nd Agenda: Partial Amendments to the Articles of Incorporation

1. Reason for the amendments

   The Company would like to revise the number of directors set forth in Article 19 of its Articles of Incorporation in order to further promote appropriate and prompt decision making with respect to the management of the Company.

2. Details of amendments are as follows:

(Amendments as underlined)

Current Articles of Incorporation	Proposed amendments
Article 19 (Number of Directors) The number of directors of the Company shall be no more than twenty eight (28).	Article 19 (Number of Directors) The number of directors of the Company shall be no more than twenty five (25).

3rd Agenda: Election of Twenty Five Directors

Upon the closing of this ordinary general meeting of shareholders, all twenty eight (28) directors will complete the term of their offices as directors. Accordingly, we request that you elect twenty five (25) directors.

The profile of the candidates for directors is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representative position held in other companies, if any		Number of the Company's shares owned	Relationship with the Company in conflict of interest
1	Yoshitoshi Kitajima (August 25, 1933)	May 1963	Joined the Company	5,246,000	See Note 1 (1) below
		Jul. 1967	Director		
		Jul. 1970	Managing Director		
		January 1972	Senior Managing Director		
		Aug. 1975	Director and Vice President		
		Dec. 1979	President (current)		
		(Representatives of other companies) Representative Director and Chairman of Hokkaido Coca-Cola Bottling Co., Ltd.			
2	Koichi Takanami (December 19, 1940)	Apr. 1963	Joined the Company	18,000	None
		Aug. 1987	Director		
		Jun. 1993	Managing Director		
		Jun. 1997	Senior Managing Director		
		Jun. 2007	Executive Vice President (current)		
3	Satoshi Saruwatari (February 21, 1939)	Apr. 1961	Joined the Company	17,541	None
		Jun. 1989	Director		
		Jun. 1996	Managing Director		
		Jun. 2001	Senior Managing Director		
		Jun. 2007	Executive Vice President (current)		
4	Masayoshi Yamada (October 19, 1940)	Apr. 1963	Joined the Company	17,000	None
		Jun. 1989	Director		
		Jun. 1996	Managing Director		
		Jun. 2001	Senior Managing Direct		
		Jun. 2007	Executive Vice President (current)		
5	Mitsuhiko Hakii (January 27, 1941)	Apr. 1964	Joined the Company	18,100	None
		Jun. 1992	Director, Manager of Personnel Department		
		Jun. 1999	Managing Director		
		Jun. 2003	Senior Managing Director (current)		
6	Osamu Tsuchida (September 18, 1942)	Apr. 1965	Joined the Company	12,050	None
		Jun. 1993	Director, Manager of CDC Operations		
		Jun. 2001	Managing Director		
		Jun. 2005	Senior Managing Director (current)		
7	Teruomi Yoshino (February 5, 1945)	Jan. 1969	Joined the Company	29,000	None
		Jun. 1996	Director, Manager of International Operations, in charge of overseas related operations		
		Jun. 2001	Managing Director		
		Jun. 2005	Senior Managing Director (current)		
8	Yoshinari Kitajima (September 18, 1964)	Apr. 1987	Joined The Fuji Bank, Limited	41,000	None
		Mar. 1995	Joined the Company		
		Jun. 2001	Director, in charge of Ichigaya Publication Printing Operations		
		Jun. 2003	Managing Director		
		Jun. 2005	Senior Managing Director (current)		
9	Kazumasa Hiroki (February 1, 1947)	Mar. 1970	Joined the Company	13,000	None
		Jun. 2001	Director, Manager of Packaging Operations		
		Jun. 2005	Managing Director, in charge of Packaging Operations, and Integrated Packaging Development Center		
		May 2007	Managing Director, in chare of Purchasing Division, and Corporate Administration Department (current)		
10	Yujiro Kuroda (February 22, 1948)	Mar. 1970	Joined the Company	9,000	None
		Jun. 2001	Director, Manager of Corporate Planning & Control Department, in charge of Affiliated Companies Department		
		Jun. 2005	Managing Director, in charge of Corporate Planning & Control, Affiliated Companies, and Information System and Information Promote		

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representative position held in other companies, if any		Number of the Company's shares owned	Relationship with the Company in conflict of interest
		Apr. 2007	Managing Director, in charge of Corporate Planning & Control, Affiliated Companies, and Information System (current)		
11	Tatsuya Nishimura (November 29, 1948)	Mar. 1971	Joined the Company	4,023	None
		Jun. 2001	Director, Manager of Tohoku Operations		
		Jun. 2005	Managing Director, Manager of Ichigaya Publication Printing Operations, in charge of Tohoku District		
		May 2008	Managing Director, in charge of IPS Operations, CBS Operations, and Integrated Planning & Marketing (current)		
12	Masahiko Wada (January 14, 1947)	Mar. 1970	Joined the Company	9,191	See Note 1 (2) below
		Jun. 2002	Director, Manager of Display Components Operations		
		Jun. 2005	Managing Director, in charge of Display Components Operations		
		May 2007	Managing Director, in charge of Display Components Operations, and Opto Materials Operations (current)		
		(Representatives of other companies) President and Representative Director of DNP Precision Devices Co., Ltd President and Representative Director of Advanced Colortech Inc.			
13	Tetsuji Morino (February 23, 1948)	Mar. 1970	Joined the Company	7,000	None
		Jun. 2002	Director, General Manager of Strategic Business Planning Department		
		Jun. 2005	Managing Director, General Manager of Strategic Business Planning Department		
		Apr. 2008	Managing Director, in charge of Strategic Business Planning Department, and Education & Publication Distribution Solutions Division (current)		
14	Takashi Toida (January 21, 1949)	Apr. 1973	Joined the Company	3,226	None
		Jun. 2002	Director, General Manager of Research & Development Center, in charge of Intellectual Property, and Advanced Technology & Business Development Division		
		Jun. 2005	Managing Director, General Manager of Research & Development Center, in charge of Media Technology Research Center, Intellectual Property, and Advanced Technology & Business Development Division		
		May 2007	Managing Director, in charge of Research & Development Center, Media Technology Research Center, Electric Module Development Center, MEMS, Intellectual Property, Advanced Technology & Business Development Division, and Nanoscience Research Center (current)		
15	Shigeru Kashiwabara (August 11, 1949)	Apr. 1972	Joined the Company	5,064	None
		Jun. 12003	Director, General Manager of Information Media Supplies Operations		
		Jun. 2005	Managing Director, General Manager of Information Media Supplies Operations		
		Jul. 2006	Managing Director, in charge of Information Media Supplies Operations (current)		
16	Kunikazu Akishige (February 21, 1950)	Apr. 1972	Joined the Company	10,000	See Note 1 (3) below
		Jun. 2003	Director, General Manager of C&I Operations		
		Jun. 2005	Managing Director, General Manager of Center for Contemporary Graphic Art, in charge of C&I Operations, ICC, and Press &		

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representative position held in other companies, if any		Number of the Company's shares owned	Relationship with the Company in conflict of interest
			Public Relations		
		May 2008	Managing Director, General Manager of Center for Contemporary Graphic Art, in charge of C&I Operations, ICC, C&I Affiliated Companies, and Education & Publication Distribution Solutions Division (current)		
		(Representatives of other companies) President and Representative Director of Maison de DNP Ginza Co., Ltd.			
17	Kenji Noguchi (October 20, 1948)	Mar. 1971	Joined the Company	7,000	None
		Jun. 2004	Director, in charge of Legal, Corporate Administration, and Environmental & Product Liability Department		
		Jun. 2007	Managing Director, in charge of Legal, Press & Public Relations, and CSR Office (current)		
18	Yoshiaki Nagano (September 19, 1949)	Apr. 1972	Joined the Company	3,000	See Note 1 (4) below
		Jun. 2005	Director, General Manager of Electronics Devices Operations		
		Jun. 2007	Managing Director, in charge of Electronics Devices Operations (current)		
		(Representatives of other organizations) President and Representative Director of DNP Fine Electronics Co., Ltd. Chairman and Representative Director of DT Fine Electronics Co., Ltd.			
19	Motoharu Kitajima (January 28, 1966)	Apr. 1988	Joined Sony Corporation	38,000	None
		Nov. 1996	Joined the Company		
		Jun. 2005	Director, General Manager of C&I Operations, in charge of ICC		
		Jun. 2007	Managing Director, General Manager of C&I Operations, in charge of ICC		
20	Tatsuo Komaki (June 3, 1945)	Mar. 1971	Joined the Company	6,000	See Note 1 (5) below
		Jun. 2003	Director, General Manager of Information System Division		
		Jun. 2005	Officer (corporate officer), Manager of Information System		
		Jun. 2007	Director, in charge of Information System (current)		
		(Representatives of other organizations) President and Representative Director of DNP Information Systems Co., Ltd.			
21	Takao Shimizu (April 20, 1950)	Apr. 1974	Joined the Company	7,000	None
		Jun. 2005	Officer (corporate officer), General Manager of Chubu Operations, in charge of Integrated Planning & Marketing		
		Jun. 2007	Director, General Manager of Chubu Operations, in charge of Integrated Planning & Marketing		
		May 2008	Director, in charge of Commercial Printing Operations, Chubu Operations, Integrated Planning & Marketing, and Enokicho Sales Department		
22	Akira Yokomizo (October 25, 1947)	Mar. 1970	Joined the Company	20,000	None
		May 2007	In chare of Information Communication Kansai Operations		
		Jun. 2007	Director, in charge of Information Communication Kansai Operations (current)		
23	Yoshiki Nosaka (October 2, 1948)	Apr. 1973	Joined the Company	12,000	None
		May 2007	Manager of Technologies, in charge of		

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representative position held in other companies, if any		Number of the Company's shares owned	Relationship with the Company in conflict of interest
			Technology Development Center, and Environment & Product Liability Department		
		Jun. 2007	Director, Manager of Technologies, in charge of Technology Development Center, and Environment & Product Liability Department (current)		
24	Masaki Tsukada (June 16, 1953)	Apr. 1978	Joined the Company	4,000	See Note 1 (6) below
		May 2005	General Manager of Decorative Material Operations		
		Jun. 2007	Director, General Manager of Lifestyle Materials Operations (current)		
		(Representatives of other organizations) President and Representative Director of DNP Lifestyle Materials Marketing Co., Ltd.			
25	Tadao Tsukada (October 19, 1938)	Nov. 1982	Professor of Tokyo Institute of Technology	2,000	See Note 2 below
		Apr. 1999	Adviser to the Company		
		Oct. 1999	Professor of Science & Engineering, Meiji University		
		Jun. 2002	Director of the Company (current)		

(Notes) 1. (1) The Company transacts with Hokkaido Coca-Cola Bottling Co., Ltd. with respect to sale of printed products, among others, at which the candidate serves as the Representative Director.

(2) The Company transacts with DNP Precision Devices Co., Ltd. and Advanced Colortech Inc. with respect to purchase of electronic precision parts, among others, at which the candidate serves as the Representative Director.

(3) The Company transacts with Maison de DNP Ginza Co., Ltd. with respect to lending of retained assets, among others, at which the candidate serves as the Representative Director.

(4) The Company transacts with DNP Fine Electronics Co., Ltd. and DT Fine Electronics Co., Ltd. with respect to purchase of electronic precision parts, among others, at which the candidate serves as the Representative Director.

(5) The Company transacts with DNP Information Systems Co., Ltd. with respect to commitment of planning/ development/operating management of information system, among others, at which the candidate serves as the Representative Director.

(6) The Company transacts with DNP Lifestyle Materials Marketing Co., Ltd. with respect to sale of internal and external decorative material for housing and furniture, among others, at which the candidate serves as the Representative Director.

2. Mr. Tadao Tsukada is a candidate for outside director as defined in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Company Law.

The Company nominated Mr. Tsukada as a candidate, because the Company expects that he will be able to advise and supervise the Company's management based on his considerable knowledge as an academic expert and extensive experience.

Although Mr. Tsukada has not been previously involved in the management of a company, as of the closing of the 113th ordinary general meeting of shareholders he will have served as an outside director of the Company for six years since June 27, 2002 and has provided appropriate advice in the past. Therefore, the Company believes that he will be able to adequately perform his duties as an outside director.

With respect to liabilities potentially held by Mr. Tsukada to the Company pursuant to Article 423, Item 1 of the Company Law, the Company has entered into an agreement with

Mr. Tsukada, indemnifying his liabilities to the minimum amount as provided for in Article 425, Item 1 of the same law, so long as he performs his duties in good faith as an outside director and without gross negligence. In case Mr. Tsukada's reelection is approved, the Company will enter into the above agreement with him.

【Instructions for the Exercise of Voting Rights via the Internet】

1. Matters to be noted in exercising your voting rights via the Internet

If you choose to exercise your voting rights via the Internet, please do so by 6:00 p.m. on June 26, 2008 (Thursday) and please note the following matters:

(1) Voting rights may be exercised online only at the website designated by the Company (please refer to the URL below). Please note that you will need the voting code and voting password indicated on the enclosed voting rights exercise form if you wish to exercise your voting rights on the Internet.

(2) Please note that the voting code and voting password shall only be effective for the 114th ordinary general meeting of shareholders. The Company will provide a new voting code and new voting password for the next meeting.

(3) If a voting right is exercised by both a voting right exercise form and via the Internet, the exercise of the voting right via the Internet shall be deemed valid.

(4) If a voting right is exercised via the Internet multiple times, the last exercise of voting right shall be deemed valid.

(5) Any connection charges due to Internet service providers and communication charges due to communication carriers incurred in connection with voting online shall be borne by each shareholder.

2. Method to vote via the Internet

(1) Please access http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp.
Please note that you will not be able to access the above URL from 3:00 a.m. to 5:00 a.m. during the Exercise Period.

(2) Please type in your voting code and voting password and press the "log-in" button.
The voting code and voting password is written on the top right hand corner of the enclosed voting right exercise form.

(3) Please exercise your voting right following the guidance on the screen.

3. Required environment for using the voting website

(1)	Personal computers	Windows* (PDA, game machine and cellular phone cannot be used.)
(2)	Browser	Microsoft*, Internet Explorer 5.5 or newer versions
(3)	Internet	Internet connection is necessary
(4)	Screen resolution	1024 x 768 or above is recommended

* Microsoft and Windows are registered trademark or trademark owned by Microsoft Corporation in the U.S. and other countries.

4. Security

Please be assured that encryption technology (SSL 128bit) is used to ensure that information provided on the voting website is not altered or stolen.

Voting code and voting password on the voting right exercise form are important information for identification. Please be careful not to let other persons know such information. The Company does not ask its shareholders for passwords.

5. Inquiries

(1) Any inquiries with respect to the use of personal computers in exercising voting rights online shall be directed to the following:

Mizuho Trust & Banking Co., Ltd.
Transfer Agent Department
Internet Help Dial
Phone number: 0120-768-524 (toll-free number)
Hours: 9:00 a.m. – 9:00 p.m. (excluding Saturdays, Sundays and National Holidays)

(2) Any inquiries other than (1) above, such as change of address shall be directed to the following:

Mizuho Trust & Banking Co., Ltd.
Transfer Agent Department
Phone number: 0120-288-324 (toll-free number)
Hours: 9:00 a.m. – 5:00 p.m. (excluding Saturdays, Sundays and National Holidays)

End of Document

Exhibit B-3

【Reference Material for the 114th Term Ordinary General Meeting of Shareholders】

Dai Nippon Printing Co., Ltd.

BUSINESS REPORT

(April 1, 2007 through March 31, 2008)

1. Current Situations of the DNP Group (Business Group)

(1) Progress and Outcomes of Our Businesses

In this consolidated fiscal year, capital expenditure has continued to increase and personal consumption has remained steady because of improved corporate earnings. Thus, the economy of Japan has continued to gradually recover. However, in the latter half of the fiscal year uncertainty grew with the sharp rise in oil prices, fluctuations in the financial markets resulting from the sup-prime loan crisis and concerns over an economic slowdown in the U.S.

The printing industry, in which the DNP Group primarily operates its businesses, continued to face a severe operating environment due to factors which include increase in the price of raw materials and decrease in unit prices resulting from intensified competition.

Under these circumstances, the DNP Group has, based on "P & I Solutions", its corporate vision for the 21st century, been proactively developing its sales activities in order to provide products, services and solutions tailored to customer needs. Additionally, the DNP Group as a whole has been committed to the "Manufacturing 21 Project", which is aimed at establishing a production system strong in all areas of production, including quality, cost and delivery time, in order to improve its business results.

Net sales increased as a result of expansion in sales in the IPS (information processing services) — entering data in personal mails, and printing and sending them — and IC card business, in addition to an increase in orders received for various optical films for thin model displays and LCD color filters.

Income decreased as a result of an increase in the price of raw materials, such as film materials and paper, and a decrease in unit prices, among other factors.

As a result, consolidated net sales, consolidated operating income, consolidated ordinary income and consolidated net income of the DNP Group in the current consolidated fiscal year were ¥1,616.0 billion (an increase of 3.7 % over the previous fiscal year), ¥87.1 billion (a decrease of 9.4 % compared to the previous fiscal year), ¥86.5 billion (a decrease of 14.6 % compared to the previous fiscal year, and ¥45.1 billion (a decrease of 17.6 % compared to the previous fiscal year), respectively.

a. Overview of business segments in this fiscal year

【Printing Business】

- **Information Communication Division**

  In publication printing, while the number of free papers has increased, printing of both books and magazines have decreased due to the flagging publishing market.

  Performance in the commercial printing was weak overall, with sales of flyers, POP (point of purchase advertising), premium and other products decreasing despite increases in brochures, event planning and operation of promotions offices.

  The business form related operations maintained its steady performance. The IPS remained strong and the number of IC cards mainly for the finance industry has increased.

  As a result, divisional net sales and operating income amounted to ¥679.8 billion (an increase of 1.7 % over the previous fiscal year) and ¥43.0 billion (a decrease of 15.5 % compared to the previous fiscal year), respectively.

- **Lifestyle and Industrial Supplies Division**

  With respect to packaging materials, while sales of soft packaging materials and paper cups increased, sales of paper plates and primary preforms for plastic bottles decreased, and the results for the current fiscal year fell below those of the previous fiscal year.

  With respect to dwelling space materials, despite efforts to increase sales of the DNP Group's decorative sheets, such as "Safmalle" which are environmentally and health friendly, sales were sluggish overall due to the substantial impact of a decrease in residential construction.

  With respect to industrial materials, sales of opto materials, such as anti-reflective film for thin model displays, and components for solar powered batteries increased. In addition, despite a decrease in sales of ribbons for standard paper faxes, sales of ribbons for color printers increased and the photo business, which was transferred to the DNP Group from the Konica Minolta Group, expanded, resulting in the results for the current fiscal year exceeding those of the previous fiscal year.

  As a result, divisional net sales and operating income amounted to ¥555.7 billion (an increase of 4.3 % over the previous fiscal year) and ¥31.8 billion (a decrease of 12.1 % compared to the previous fiscal year), respectively.

- **Electronics Division**

  The continued increase in demand, and the production of the 8th generation line at the Kameyama Plant, resulted in a substantial increase in sales of LCD color filters.

  Sales of etched products, including lead frames, decreased. However, sales of photomask products increased, mainly due to sales of state-of-the-art products, and sales of high density build up circuit boards also increased substantially.

  As a result, divisional net sales and operating income amounted to ¥322.3 billion (an increase of 10.4 % over the previous fiscal year) and ¥19.8 billion (an increase of 33.1 % over the previous fiscal year), respectively.

【Beverages Business】

- **Beverages Division**

  Despite an increase in sales of carbonated drinks and tea, sales of coffee, one of the DNP Group's primary products, decreased due to intensified competition.

  Furthermore, the DNP Group released new products, including "Coca Cola Zero", "Hajime Saori", "Ayataka Jōsencha" and "Georgia Vintage Label", and launched promotional campaigns for other beverages, in order to improve business results.

  As a result, divisional net sales amounted to ¥73.4 billion (a decrease of 0.8 % compared to the previous fiscal year). However, operating income amounted to ¥1.3 billion (an increase of 107.2% over the previous fiscal year) because of the effects of cost reduction.

b. Basic management policy

The DNP Group's management concept is "contributing to the emergent society of the 21st Century".

Based on this management concept, the DNP Group's basic management policy is to offer its unique P & I Solutions, which combine printing technology ("P") and information technology ("I"), solve problems of its customers and other people, and steadily develop its business.

Furthermore, the "DNP Group Code of Conduct" stipulates compliance with both legal and social ethical responsibilities, and, in addition to renouncing participation in corporate activities with anti-social groups, promotes the appropriate establishment, operation and supervision of an internal control system to facilitate consistently fair and equitable corporate activities, and the fulfillment of the DNP Group's corporate social responsibilities (CSR).

Hereafter, the DNP Group will continue to work towards gaining the trust of each stakeholder, such as shareholders, customers, citizens and employees, and will conduct corporate activities with integrity.

c. Strengthening security of personal information

In addition to overhauling the personal information management systems, improving systems through the establishment of the information security headquarters, revising regulations and rules and expanding the scope of training, the DNP Group, and particularly the Information Security Committee, has further improved personal information security through measures taken with respect to workplace where personal information is managed. Such measures include requiring biometric identification for entry, installing more surveillance cameras and minimizing the number of workers in the office itself.

d. Environment protection activities

The DNP Group is carrying out environmental protection activities such as preventing global warming through its own environment management system "Eco Report System" in order to establish a sustainable recycling society.

In this fiscal year, as part of its efforts to reduce CO_2 emissions, the DNP Group has promoted its use of naturally regenerating energy through measures such as converting fuel used at its Okayama plant from LPG to liquid natural gas and purchasing green energy certificates. Furthermore, in addition to developing environmentally friendly products, the DNP Group has been proactively engaged in other activities, including green procurement, reducing the environment burden in its production processes and pursuing zero-emissions-type industrial waste management.

e. Corporate cultural activities

The Louvre - DNP Museum Lab, a joint project of DNP and the Louvre Art Museum of France, was inaugurated in October 2006 at the DNP Gotanda Building in Tokyo. The goal of the Museum Lab is to explore new techniques for art appreciation using DNP's information technology. In the current fiscal year, the Louvre - DNP Museum Lab held its 2nd and 3rd exhibitions, which were entitled "Tanagras: Female Figures of Ancient Greece" and "The Madonna of the Rabbit - A Sacred Poem", respectively. The two exhibitions attracted approximately 15,000 visitors. Furthermore, in addition to the general exhibitions, DNP held workshops and lectures catering to children and educational organizations in the community and engaged in activities promoting communication with the local community through art.

Also in the current fiscal year, "ggg" (Ginza Graphic Gallery) celebrated its 21st anniversary, "ddd" gallery reopened in its new location in Namba, Osaka, and "CCGA" (Center for Contemporary Graphic Art" in Sukagawa City, Fukushima continued to hold unique exhibitions and lectures to enable people to become more familiar with graphic design. The three galleries attracted a total of approximately 65,000 visitors.

The "Exhibition of Today's Japanese Posters", one of the achievements of the DNP Graphic Design Archives, an organization that collects and maintains outstanding graphic design works and information, was also held in various overseas locations from February 2006 to April 2008, when it concluded amidst favorable receptions. The exhibition was hosted by 7 national galleries and museums in Germany, Switzerland, the Czech Republic and Poland, and approximately 150,000 visitors attended these exhibitions.

(2) Overview of Capital Expenditures and Fund Raising

In this fiscal year, the DNP Group made investments mainly in new strategic areas such as LCD color filters and existing areas such as automation and energy saving. The total capital expenditures were ¥116.1 billion, which was added to the assets.

Specifically, the DNP Group increased production equipment for the 6th generation of LCD color filters at the Kurosaki plant in Kitakyushu in order to enhance the production system. It also increased its state of the art gravure coaters at the plant Mihara City, Hiroshima Prefecture for opto materials such as optical films in order to improve supply capabilities. Furthermore, with regard to photomask products, the DNP Group improved the lithography equipment to respond to demand for cutting edge 65 nano products.

All of the capital expenditures above were self-financed.

(3) Issues to be Addressed

The DNP Group expects that the domestic economy may continue in its weakened state, as a result of the impact of the rise in value of the yen and the high price of oil. In addition, due to concerns over an economic slowdown in the U.S. and other factors, the future will continue to be unpredictable.

It is anticipated that the situation in the printing industry will continue to be difficult as a result of rise in the price of raw materials and the intensification of competition. The DNP Group will continue to respond appropriately to market conditions, trends in demand and other factors and will proactively pursue corporate activities and secure business results.

In this business environment, the DNP Group will work towards achieving stable medium to long-term growth, based on its corporate vision of "P & I Solutions".

In order to further promote the "P & I Solutions" and ensure future development, the DNP Group will redevelop the Ichigaya plant and improve systems.

The Company was founded as Shueisha in 1876 and established its Ichigaya plant in Shinjuku-ku, Tokyo, 10 years later in 1886. Since then, DNP has been expanding into various markets and businesses, primarily in the Ichigaya, for more than 120 years.

In the redevelopment plan, the planning and sales and head office functions of each business division, which are currently dispersed throughout the suburbs, will be consolidated in the Ichigaya-ku area and a new P & I Solutions Division will be established. Other measures will include a revision of the production systems, including distribution, from the perspective of total optimization, and integration of production bases.

Construction work is scheduled to begin in 2009 and be completed in 2017.

The strategies of each business division are as follows:

First of all, the Information Communication Division has been providing various services and products, based on P & I Solutions. For example, it has been seeking the method of expression best suited to customer needs and introducing the solutions for a wide variety of media such as the Internet and mobile phones. In the current fiscal year, DNP invested in Maruzen Co., Ltd. and bought the preparatory schools for qualification and employment exams business from Waseda Seminar Co., Ltd. Through these activities, DNP will continue to promote the entry into the market of its e-learning systems, IC cards and IC tags designed for the education industry.

Furthermore, in the existing markets, DNP is improving the integrated management systems of the Production Division, promoting coordination between the various processes, from pre-processing to printing and fabrication, and working towards improving the profit structure through measures such as realizing a waste-free production system and improving distribution efficiency.

Secondly, the Lifestyle and Industrial Supplies Division is focusing on developing packaging materials designed to enhance the preservation of their contents, such as food, and ease of use. The Company also focuses on developing various highly functional materials which are friendly to both people and the environment, such as IB film (Innovative Barrier Film) with high barrier performance for industrial materials such as medicines, medical supplies and electronic parts. With regard to dwelling space materials, which contribute to a healthy and comfortable lifestyle, DNP, through the use of technology such as its EB hard resin coating technology, will continue to provide products designed with regard to ecology, in addition to products which are superior from both a design and functional perspective.

Furthermore, amid expectations of substantial growth in the market for opto-materials, such as DNP's various optical films, DNP will work towards improving its production capabilities, product quality and cost competitiveness.

Thirdly, DNP intends to selectively allocate its management resources to the Electronics Division, in order to enhance its productivity and develop new technologies and products. This will enable DNP to respond promptly to the rapidly changing needs of the market.
Above all, with regard to LCD color filters, DNP is enhancing production lines which are compatible with large substrates in response to the expansion in demand for LCD TV sets. Also, Sharp Corporation has determined to establish a "21st Century Complex" for 10th generation LCDs in Sakai-shi, Osaka, and has started construction of its new plant. Furthermore, with regard to photomask products, in addition to continuing to develop cutting edge technology, DNP will continue to enhance its production systems, including establishing a production base in Taiwan, in order to respond promptly to demand.

The Company is focusing on realizing the operation of new businesses which create high added value, including highly functional products and services. In addition to developing systems for processing and distributing content for the Internet, mobile phones and data broadcasting, DNP is promoting development in all markets, including information security utilizing IC cards, IC tags, and digital printing.

The Company will also continue to develop advanced and unique technologies and products through the application of its printing technologies to the area of life sciences including medicines, medical care and health care and the area of energy including fuel batteries, as its medium and long term goals.

Furthermore, DNP will establish even closer relationships among each division in order to improve the strength of the entire DNP Group, in addition to aiming to propose a wide variety of solutions, including the preparation of managerial strategies and promotion plans, through consultation and collaboration with its customers.

In order to further advance existing businesses and promptly develop new businesses, more than simply refining its own technologies, DNP needs to cooperate with other competent companies. The Company has already implemented strategic alliances and M&As with other companies in the electronics and photo businesses, and will continue to proactively pursue strategic alliances and merger and acquisition opportunities, both domestically and overseas, based on this policy.

Next, with regard to structural cost reform, DNP continuously reviews its business processes, and works towards improving productivity by reorganizing such processes and towards reducing raw material costs. One of its goals is to establish a solid production system which allows DNP to continue to improve cost reduction. The whole Company has been involved in implementing the "Manufacturing 21 Project" since 2002, and through this project it has steadily achieved its goals and enhanced the production system. From a holistic perspective of what is most appropriate for DNP, DNP will treat the process from order to delivery as a single process, improve the flow between processes and between business divisions, work towards establishing an effective production system eliminating inefficiencies, and continue to realize improvement to product quality and cost competitiveness.

The Company appreciates your understanding and support.

(4) Assets, profit and loss for the most recent 3 fiscal years

a. Assets, profit and loss of DNP Group

(¥ millions, except for Earnings per share and Net assets per share)

Classification	111th term (Apr. 2004 - Mar. 2005)	112th term (Apr. 2005 – Mar. 2006)	113th term (Apr. 2006 – Mar. 2007)	114th term (Current fiscal year) (Apr. 2007 – Mar. 2008)
Net sales	1,424,942	1,507,505	1,557,802	1,616,053
Ordinary income	120,485	124,715	101,348	86,502
Net income	59,936	65,187	54,841	45,171
Earnings per share	82.56	91.22	78.09	67.08
Total assets	1,600,129	1,662,377	1,700,250	1,601,192
Net assets	1,007,943	1,063,308	1,099,439	1,040,135
Net assets per share	1,409.18	1,507.89	1,544.01	1,516.34

(Notes) 1. "Accounting Standard for Earnings Per Share" (Accounting Standards Board Statement No. 2) and "Guidance on Accounting Standard for Earnings Per Share" (Accounting Standard Board Guidance No. 4) are applied to the calculations of the earnings per share and net assets per share.

2. Effective from the 113th fiscal year ended March 31, 2007, DNP adopted "Accounting Standards for Presentation of Net Assets on the Balance Sheets" (Accounting Standards Board Statement No. 5) and "Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheets" (Accounting Standards Board Guidance No. 8).

b. Assets, profit and loss of DNP

(¥ millions, except for Earnings per share and Net assets per share)

Classification	111th term (Apr. 2004 - Mar. 2005)	112th term (Apr. 2005 – Mar. 2006)	113th term (Apr. 2006 – Mar. 2007)	114th term (Current fiscal year) (Apr. 2007 – Mar. 2008)
Net sales	1,156,219	1,183,731	1,162,244	1,180,188
Ordinary income	59,790	66,319	57,799	45,105
Net income	28,972	38,921	33,705	30,343
Earnings per share	39.70	54.27	47.95	45.01
Total assets	1,392,282	1,423,240	1,431,131	1,329,905
Net assets	858,868	883,464	864,155	781,498
Net assets per share	1,199.56	1,251.58	1,243.53	1,180.40

(Notes) 1. "Accounting Standard for Earnings Per Share" (Accounting Standards Board Statement No. 2) and "Guidance on Accounting Standard for Earnings Per Share" (Accounting Standard Board Guidance No. 4) are applied to the calculations of the earnings per share and net assets per share.

2. Effective from the 113th fiscal year ended March 31, 2007, DNP adopted "Accounting Standards for Presentation of Net Assets on the Balance Sheets" (Accounting Standards Board Statement No. 5) and "Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheets" (Accounting Standards Board Guidance No. 8).

(5) Principal businesses (as of March 31, 2008)

[Printing Business]

- **Information Communication Division**

  Books, dictionaries, annalistic books, weekly, monthly and seasonal magazines, free papers, PR magazines, text books, electronic publications including CD-ROMs and DVDs, catalogs, flyers, brochures, calendars, posters, annual reports, POP

  Security and share certificates, cheques, gift certificates, air tickets, bank books, business forms, IPS (Information Processing Service), IC cards, magnetic cards, IC tags

Planning and management of events, planning, design and construction of stores and exhibition galleries, product planning, promotion, CI, PR plans, planning and production of multimedia software, outsourcing business including management of customer centers, database business, network business, and others

- **Lifestyle and Industrial Supplies Division**

  Various packaging materials for foods, drinks, snacks, daily supplies and medical products, cups, plastic bottles, laminated tubes, plastic containers, packaging systems

  Interior and exterior finishing materials for houses, stores, offices, cars, electric appliances and furniture, stereoscopic printing products, metal decorative sheets, various transcription products

  Ribbons for color printers, faxes, and barcode printers, materials for photos, self-printing business

  Highly functional optical films for displays, electromagnetic shielding films for plasma displays, screens for projection TVs and others

- **Electronics Division**

  Color filters for LCDs, backplanes for plasma display panels, photomask, lead frames, LSI design, suspensions for hard discs and others

【Beverage Business】

- **Beverages Division**

  Carbonated beverages, coffees, teas, juices, functional beverages and others

(6) Principal places of business and plants (as of March 31, 2008)

【Domestic】	
Headquarters	Shinjuku, Tokyo
Principal Sales Offices DNP	IPS Office (Shinjuku, Tokyo), Ichigaya Office (Shinjuku, Tokyo), C & I Office (Shinagawa, Tokyo), CBS Office (Kita, Tokyo), Commercial Printing Office (Shinjuku, Tokyo), Information Communication Kansai Office (Osaka), Opt Material Office (Shinjuku, Tokyo), Dwelling Space Material Office (Iruma, Saitama), Information Recording Material Office (Shinjuku, Tokyo), Packaging Material Office (Shinjuku, Tokyo), Display Product Office (Shinjuku, Tokyo), Electronic Device Office (Shinjuku, Tokyo), Overseas Business Office (Shinjuku, Tokyo), and Chubu Office (Nagoya)
Principal subsidiaries and others	DNP Archives.com Co., Ltd. (Shinagawa, Tokyo), DNP Seihon Co., Ltd. (Kita, Tokyo), Direc Co., Ltd. (Shinagawa, Tokyo), Toshokan Ryutsu Center, Inc. (Bunkyo, Tokyo), My Point.com Japan Co., Ltd. (Shinagawa, Tokyo), Waseda Keiei Shuppan, Inc. (Shinjuku, Tokyo), DNP ID Imaging Co., Ltd. (Shinjuku, Tokyo), Aseptic Systems Co., Ltd. (Shinjuku, Tokyo), DNP Dwelling Space Materials Co., Ltd (Iruma, Saitama), DNP Photo Marketing (Taito, Tokyo), DNP PrintRush Co., Ltd (Shinjuku, Tokyo), DNP Hoso Co., Ltd. (Kita, Tokyo), DNP Color Techno Kameyama (Kameyama, Mie)*, DNP Technology Co., Ltd. (Kitakyushu, Fukuoka)*, DNP Shikoku Co., Ltd (Tokushima)*, DNP Tohoku Co., Ltd (Sendai)*, DNP Nishi Nippon Co., Ltd. (Fukuoka)*, DNP Hokkaido Co., Ltd. (Sapporo)*, DNP Logistics Co., Ltd. (Kita, Tokyo)*, The Inctec Inc. (Chiyoda, Tokyo)*, DNP Trading Co., Ltd. (Chiyoda, Tokyo)*, and Hokkaido Coca-Cola Bottling Co., Ltd. (Sapporo)* (Subsidiaries with (*) are also principal places of production.)

Principal places of production DNP	Akabane Plant (Kita, Tokyo), Ichigaya Plant (Shinjuku, Tokyo), Enoki Machi Plant (Shinjuku, Tokyo), Oji Plant (Kita, Tokyo), DNP Kamiya Solution Center (Kita, Tokyo), Kuki Plant (Kuki, Saitama), Tsuruse Plant (Iruma, Saitama), and Warabi Plant (Warabi, Saitama)
Significant subsidiaries and others	DNP Offset Co., Ltd. (Minami Saitama, Saitama), DNP Data Techno Co., Ltd. (Ushiku, Ibaraki), DNP Digitalcom Co., Ltd. (Shinagawa, Tokyo), DNP Media Create Co., Ltd. (Shinjuku, Tokyo), DNP Media Create Kansai Co., Ltd. (Ono, Hyogo), DNP IMS Co., Ltd. (Okayama), DNP Opt Material Co., Ltd (Okayama), DNP Dwelling Space Material Co., Ltd. (Iruma, Saitama), DNP Technopack Kansai Co., Ltd. (Kyotanabe, Kyoto), DNP Fine Electronics Co., Ltd. (Fujimino, Saitama), DNP Precision Devices Co., Ltd. (Mihara, Hiroshima), DNP Tokai Co., Ltd. (Nagoya)
Research institutes	Technology Development Center (Kita, Tokyo), Research and Development Center (Kashiwa, Chiba), Information Communication Research and Development Center (Shinagawa, Tokyo), Nano Science Research Center (Tsukuba, Ibaraki), Opt Material Research Institute (Kashiwa, Chiba), Dwelling Space Material Research Institute (Iruma, Saitama), Information Recording Material Research Institute (Sayama, Saitama), Packaging Material Research Institute (Kita, Tokyo), Display Product Research Institute (Kita Saitama, Saitama), Electronic Device Research Institute (Fujimino, Saitama), and Electronic Module Development Center (Fujimino, Saitama)
[Overseas] **Principal places of business**	Concord, Santa Clara, San Francisco, San Marcos, Dallas, Chula Vista, New York, and Los Angels (United States of America), London (United Kingdom), Agrate (Italy), Jakarta (Indonesia), Sydney (Australia), Seoul (Korea), Singapore, Taipei (Taiwan), Shanghai (China), Copenhagen (Denmark), and Dinan and Paris (France)
Principal places of production	Concord and Chula Vista (United States of America), Agrate (Italy), Jakarta (Indonesia), Karlslunde (Denmark), Singapore, and Johor (Malaysia)

(7) Number of employees (as of March 31, 2008)

a. Employees of DNP Group

Name of business segments	Number of employees
Information Communication Division	19,088
Lifestyle and Industrial Supplies Division	12,555
Electronics Division	4,634
Beverages Division	1,248
Whole company (common)	1,132
Total	38,657

b. Employees of DNP

Number of employees	Increase/decrease from the end of previous fiscal year	Average age	Average tenure
9,396	Increased by 393 persons	37.2 years old	14.3 years

(8) Overview of significant subsidiaries

a. Overview of significant subsidiaries

Company name	Capital (¥ millions)	% of voting shares of DNP	Principal businesses
Hokkaido Coca-Cola Bottling Co., Ltd.	2.935	57.6 % (4.4)	Manufacturing and selling of beverages

The Inctec Inc.	2,000	83.4	Manufacturing and selling of inks, varnishes, pigments, and colorants
DNP Trading Co., Ltd.	100	94.3	Selling of various products including paper
DNP Color Techno Kameyama Co., Ltd.	2,500	100.0	Manufacturing and selling of LCD color filters
DNP Nishi Nippon Co., Ltd.	400	100.0	Printmaking, printing, book binding, and manufacturing and selling of packaging materials
DNP Photo Imaging Co., Ltd.	6,080	100.0	Investment in business corporations
DNP Logistics Co., Ltd.	626	100.0	Cargo transportation, warehousing, packaging and shipment
DAP Technology Co., Ltd.	12,000	65.0	Manufacturing and selling of backplanes for plasma display panels

(Note) The figure in parenthesis in "% of voting shares of DNP" section above is the percentage of voting shares indirectly held (included in % of voting shares of DNP).

b. Outcomes of business combination

The number of consolidated subsidiaries is 99 including the 8 significant subsidiaries above.

The consolidated net sales and consolidated net income of this fiscal year are ¥1,616 billion (an increase of 3.7 % over the previous fiscal year) and ¥45.1 billion (a decrease of 17.6 % compared to the previous fiscal year), respectively.

(9) Principal lenders

There are no such lenders.

(10) Assignment of businesses from other companies

a. In order to transfer the business concerning preparatory schools for qualification and employment exams, the Company has acquired from Waseda Seminar Co., Ltd., DNP established W Seminar Co., Ltd. (current company name: Waseda Keiei Shuppan, Inc.) and assumed the business on July 2, 2007.

b. The Company has acquired the business of manufacturing and selling dye sublimation ribbons from General Technology Co., Ltd. as of December 3, 2007.

(11) Acquisition of shares of other companies

a. The Company acquired all of the issued and outstanding shares of Fine Electronics Sagamihara Co., Ltd., a company which was established by NEC Fabserve Ltd. subsequent to a spin-off of its photomask products business, on June 1, 2007. Accordingly Fine Electronics Sagamihara Co., Ltd became a wholly owned subsidiary of DNP, and its name was changed to DNP Fine Electronic Sagamihara Co., Ltd.

b. The Company acquired the preferential shares of Maruzen Co., Ltd. (equivalent to 25.5% of the voting rights) which were held by Daiwa Securities SMBC Principal Investments Co., Ltd. on August 10, 2007.

c. DNP Photo Imaging Co., Ltd., a consolidated subsidiary of DNP, acquired shares of RH Holding SAS (equivalent to 66.0% of the voting rights) from the shareholders of the company on August 31, 2007. As a result, RH Holding SAS and its subsidiary became consolidated subsidiaries of DNP, and their names were changed to DNP Photo Imaging Corporation SAS and DNP Photo Imaging Europe SAS, respectively.

d. The Company acquired shares of am3 Inc., a company which operates a distribution business of text and visual content for the Nintendo DS, through a third party allocation of shares and through the purchase of shares from existing shareholders at the end of September 2007. As a result, am3 Inc. became a subsidiary of DNP (DNP owns a 56.3% of am3 Inc.)

e. On February 14th and February 29th, 2007, DNP acquired 37.1% of the issued and outstanding shares of TRC, Inc. (*kabushiki kaisha toshokan ryūtsū sentā*) from existing shareholders, increasing its investment ratio in the company from 7.5% to 44.6%, and has made TRC, Inc. its consolidated subsidiary.

2. Matters Concerning Shares of the Company

a. Authorized shares: 1,490,000,000 shares

b. Shares issued and outstanding: 700,480,693 shares

(Note) DNP retired its treasury stock in accordance with Article 178 of the Company Law in the current fiscal year. Thus, the number of issued and outstanding shares decreased by 30,000,000 shares from the end of the previous fiscal year.

c. Number of shareholders at the end of the current fiscal year: 30,303 persons

d. Principal shareholders

Name	Investment in DNP	
	Number of Shares Owned (thousands shares)	Shareholding Percentage of total Shares Outstanding (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	43,824	6.26
The Dai-ichi Mutual Life Insurance Co.	34,646	4.95
Hero and Co.	25,904	3.70
UBS AG London - IPB Client Account	23,462	3.35
Japan Trustee Services Bank, Ltd (Trust Account)	22,924	3.27
Mizuho Corporate Bank, Ltd.	15,242	2.18
Nippon Life Insurance Co.	14,349	2.05
Mizuho Bank, Ltd.	12,471	1.78
State Street Bank and Trust Company 505103	10,142	1.45
Employees' Shareholding Association	10,013	1.43

(Note) The table above lists the top 10 principal shareholders.
DNP owns 38,422,796 treasury stock that do not appear in the table.
1,000 out of 38,422,796 shares are not beneficially owned by DNP even though such shares are recorded under the name of DNP on the shareholders register.

3. Matters Concerning Directors and Statutory Auditors of the Company

(1) List of directors and statutory auditors (as of March 31, 2008)

Name	Position and responsibility at DNP, Representative position held in other organizations
Yoshitoshi Kitajima	President
Koichi Takanami	Executive Vice President (in charge of Display Components Operations, Electronic Devices Operations, Advanced Industrial Supplies Operations, Information Media Supplies Operations, Research & Development Center, Technology Development Center, Media Technology Research Center, Intellectual Property Div., Advanced Technology & Business Development Div., Nano Science Research Center, Electronic Module Development Center, and MEMS)
Satoshi Saruwatari	Executive Vice President (in charge of Employee Relations Dept., Recruiting Dept. and Audit Dept.)
Masayoshi Yamada	Executive Vice President (General Manager of Finance & Accounting Div.)
Mitsuhiko Hakii	Senior Managing Director (in charge of Personnel Dept. and Education & Training Dept.)
Osamu Tsuchida	Senior Managing Director (in charge of Packaging Operations Dept.)
Teruomi Yoshino	Senior Managing Director (in charge of International Operations and GMM Center)
Yoshihito Kitajima	Senior Managing Director (in charge of Ichigaya Office and GMM Center)
Hiromitsu Ikeda	Managing Director (in charge of IPS Operations, CBS Center, Integrated Planning & Marketing Div.)
Toshio Kawada	Managing Director (General Manager of Commercial Printing Operations, in charge of Integrated Planning & Marketing Div., and Enokicho Sales Dept.)
Kazumasa Hiroki	Managing Director (in charge of Purchasing Div., and Corporate Administration Dept.)
Yujiro Kuroda	Managing Director (in charge of Corporate Planning & Control Dept., Affiliated Companies Dept., and Information Systems Div.)
Tatsuya Nishimura	Managing Director (General Manager of Ichigaya Publication Printing Operations)
Masahiko Wada	Managing Director (in charge of Display Components Operations, and Opto Materials Operations)
Tetsuji Morino	Managing Director (in charge of Strategic Business Planning Dept.)
Takashi Toida	Managing Director (in charge of Research & Development Center, Nano Science Research Center,

	Media Technology Research Center, Electronic Module Development Center, MEMS, Intellectual Property Div. and Advanced Technology & Business Development Div.)
Shigeru Kashiwabara	Managing Director (in charge of Information Media Supplies Operations)
Kunikazu Akishige	Managing Director (in charge of C&I Operations Center, and ICC, General Manager of Center for Contemporary Graphic Art)
Kenji Noguchi	Managing Director (in charge of Legal Dept., Press & Public Relations, and CSR Office)
Yoshiaki Nagano	Managing Director (in charge of Electronics Devices Operations)
Motoharu Kitajima	Managing Director (General Manager of C&I Operations, in charge of ICC)
Tatsuo Komaki	Director (in charge of Information System)
Taketsugu Yabuki	Director
Takao Shimizu	Director (General Manager of Chubu Operations, Deputy General Manager of Packaging Operations Dept., in charge of Integrated Planning & Marketing)
Akira Yokomizo	Director (in charge of Information Communication Kansai Operations)
Yoshiki Nosaka	Director (Manager of Technologies, in charge of Technology Development Center, and Environment & Product Liability Department)
Masaki Tsukada	Director (General Manager of Lifestyle Materials Operations)
Tadao Tsukada	Director (Professor of Department of Science and Engineering at Meiji University)
Noriaki Nakamura	Standing Statutory Auditor
Minoru Yoneda	Standing Statutory Auditor
Kiyoshi Yuzawa	Standing Statutory Auditor
Yasuchika Negoro	Statutory Auditor (Lawyer and Commissioner of Nippon Professional Baseball)
Kuniaki Nomura	Statutory Auditor (Lawyer)

(Notes) 1. President Yoshitoshi Kitajima also serves as Chairman of Hokkaido Coca-Cola Bottling Co., Ltd.

2. Managing Director Hiromitsu Ikeda also serves as President of DNP Data Techno Kansai Co., Ltd.

3. Managing Director Toshio Kawada also serves as President of DNP Graphica Co., Ltd.

4. Managing Director Yujiro Kuroda also serves as President of Uzumine Country Club.

5. Managing Director Masahiko Wada also serves as President of DNP Precision Devices Co., Ltd. and Chairman of Advanced Colortech, Inc.

6. Managing Director Kunikazu Akishige also serves as President of Maison de DNP Ginza Co., Ltd.
7. Director Yoshiaki Nagano also serves as President of DNP Fine Electronics Co., Ltd. and Chairman of DT Fine Electronics Co., Ltd.
8. Director Tatsuo Komaki also serves as President and Representative Director of DNP Information Systems Co., Ltd.
9. Director Taketsugu Yabuki also serves as Managing Director of Hokkaido Coca-Cola Bottling Co., Ltd.
10. Director Takao Shimizu also serves as President of DNP Tokai Co., Ltd.
11. Director Masaki Tsukada also serves as President of DNP Dwelling Space Materials Co., Ltd.
12. Director Tadao Tsukada is outside auditor as defined in Article 2, Item 15 of the Company Law.
13. Standing Statutory Auditor Kiyoshi Yuzawa, and Statutory Auditors, Yasuchika Negoro and Kuniaki Nomura, are outside auditors as defined in Article 2, Item 16 of the Company Law.
14. Standing Statutory Auditor Minoru Yoneda is a certified tax accountant. Thus, he is extremely knowledgeable about finance and accounting.

(2) Amounts of compensation to directors and statutory auditors

Title	Number of directors or auditors	Amounts of compensation and others (¥ millions)	Remarks
Directors	28	1,602	The maximum annual amount of compensation for director is ¥2,400 million. (resolved at the 113th term ordinary general meeting of shareholders held on June 28, 2007)
Statutory Auditors	5	117	The maximum annual amount of compensation for statutory auditor is ¥180 million. (resolved at the 113th term ordinary general meeting of shareholders held on June 28, 2007)
Total	33	1,719	

(Notes) 1. The above amount includes the provision for bonuses to directors (¥240 million) for the current fiscal year.

2. The amount of compensation for directors and statutory auditors above includes the compensation and others for outside directors and outside auditors.

3. Other than above, DNP pays ¥28 million as salary to employees who also serve as directors of DNP.

4. Other than above, pursuant to the resolution of the 113th ordinary general meeting of shareholders held on June 28, 2007, DNP paid an aggregate amount of ¥260 million to four retiring directors and two retiring statutory auditors.

5. The above amount does not include expenses (¥6,553 million) related to the payment of retirement benefits to DNP's retiring directors and statutory auditors in connection with the abolition of the retirement benefits system, as resolved at the 113th ordinary general meeting of shareholders.

(3) Outside directors and auditors

a. Positions of outside directors and auditors in other organizations

Title	Name	Organization
Outside Auditor	Yasuchika Negoro	Outside Auditor of Nippon Telegraph and Telephone Corporation Outside Auditor of Dentsu Inc.
Outside Auditor	Shinsuke Nomura	Outside Auditor of Mitsui Sumitomo Insurance Co., Ltd. Outside Auditor of Site Support Institute Co., Ltd.

b. Appearances of outside directors and auditors

Title	Name	Appearance
Outside Director	Tadao Tsukada	He attended the 11 meetings of the board of directors out of 13 meetings held in the current fiscal year. And he gave us his opinions and suggestions based on his deep insight and considerable experience as a scholar on an as needed basis.
Outside Auditor	Kiyoshi Yuzawa	Since assuming office as outside auditor in June 2007, he attended every meeting of the board of directors (10 times) and every auditors' meeting (11 times) held in the current fiscal year. And he gave us his opinions and suggestions based on his experience at the other companies on an as needed basis.
Outside Auditor	Yasuchika Negoro	He attended the 11 meetings of the board of directors out of 13 meetings and every auditors' meeting (13 times) held in the current fiscal year. And he gave us his opinions and suggestions from a specialized viewpoint of a lawyer on an as needed basis.
Outside Auditor	Shinsuke Nomura	He attended the 9 meetings of the board of directors out of 13 meetings and every auditors' meeting (13 times) held in the current fiscal year. And he gave us his opinions and suggestions from a specialized viewpoint of a lawyer on an as needed basis.

c. Overview of liability limitation agreement

DNP revised its charter of corporation at the 112th annual shareholders' meeting held on June 29, 2006 and has included the provisions related to the liability limitation agreement with outside directors and auditors.

In accordance with the said charter of corporation, DNP entered into the liability limitation agreements with Outside Director Tadao Tsukada, Outside Auditors Kiyoshi Yuzawa, Yasuchika Negoro, Shinsuke Nomura as follows:

(i) Liability Limitation Agreement with an Outside Director

After the Liability Limitation Agreement becomes effective, the Outside Director shall be liable to DNP for damages defined in Clause 1 of Article 423 of the Company Law, with the minimum amount of liability defined in Clause 1 of Article 425 of the Company Law as the maximum amount of liability if he or she has fulfilled his or her duty as an Outside Director in good faith and without gross negligence.

(ii) Liability Limitation Agreement with an Outside Auditor

After the Liability Limitation Agreement becomes effective, the Outside Auditor shall be liable to DNP for damages defined in Clause 1 of Article 423 of the Company Law, with the minimum amount of liability defined in Clause 1 of Article 425 of the Company Law as the maximum amount of liability if he or he has fulfilled his or her duty as an Outside Auditor in good faith and without gross negligence.

d. Amount of compensation to outside directors and auditors

	No. of outside directors and auditors	Amount of compensation and others
Amount of compensation and others for outside directors and auditors	4 persons	¥81 million

4. Accounting Auditor

(1) Name of accounting auditor Meiji Audit Corporation

(2) Amount of fees and others for accounting auditor in this fiscal year

Amount of fees and others	¥70 million
Total amount of cash and other financial benefits to be paid by DNP and its subsidiaries	¥150 million

(Note) The amounts above are fees and others for the operations (audit certification) defined in Clause 1 of Article 2 in the Certified Public Accountant Law. Under the Audit Agreement entered into between DNP and the accounting auditor, the audit fee in accordance with the Company Law is not differentiated that in accordance with the Financial Instruments and Exchange Law, and it is not practicable for DNP to separate the two. Accordingly, the table above includes the total amount of both audit fees.

(3) Overseas consolidated subsidiaries of DNP are audited by overseas auditing firms other than the accounting auditor of DNP (which have a qualification equivalent an to accounting auditor in Japan).

(4) Policy of determination of dismissal or non-reappointment of accounting auditor

If DNP finds that the accounting auditor has difficulties in adequately conducting its audit, after obtaining consent from the board of auditors or upon request from the board of auditors, DNP will propose the dismissal or non-reappointment of the accounting auditor as an agenda at the shareholders' meeting.

In addition, the board of auditors of DNP may dismiss the accounting auditor in accordance with Article 340 of the Company Law. If this is the case, the auditor selected by the board of auditors shall report the dismissal of the accounting auditor and the reasons for such dismissal at the first shareholders' meeting to be held after such dismissal.

5. **<u>Summary of the Contents of the Resolution on the Establishment of a Framework to Ensure the Appropriate Operation</u>**

Pursuant to the Company Law and the Enforcement Regulations of the Company Law, DNP resolved the "establishment of a framework to ensure the appropriate operation" at the meeting of the Board of Directors held on May 10, 2006. In accordance with subsequent progress, DNP made amendments to the framework as follows, pursuant to the resolution of the meeting of the Board of Directors held on November 15, 2007.

(1) The framework to secure that the performance of duties by directors and employees comply with the rules and regulations, and the Articles of Incorporation

a. Having used DNP's 130th anniversary as an opportunity to further consider "DNP Group's Vision for the 21st Century", DNP reviewed its "Code of Conduct of the DNP Group" and "Standard of Conduct for Employees of Dai-Nippon Printing Group" which stipulate standards of conduct for all employees (including directors), enhanced the contents, and newly established "DNP Group Code of Conduct". The Company will distribute the "DNP Group Code of Conduct" to all its employees and encourage them to fully understand the contents through training programs and other occasions.

b. In principle, the meetings of the Board of Directors shall be held once a month. In addition to ensuring the appropriate operation of such meetings pursuant to the Regulations of the Board of Directors, directors shall mutually oversee their execution of duties. In addition, by electing outside directors who do not have a relationship of interest with DNP, DNP shall ensure that there exists function to check the appropriateness of execution of duties by directors. Furthermore, executive directors shall prevent any violation of the rules and regulations and the Articles of Incorporation by supervising the status of execution of duties by the heads of each department (including corporate officers).

c. The Corporate Ethics Committee composed of directors-in-charge of each department at the head office shall oversee, pursuant to the "Basic Rules for Compliance Management in DNP Group", the establishment and operation of the framework to secure the appropriate business execution in DNP Group.

d. Information Disclosure Committee, Insider Trading Prevention Committee, Information Security Committee, Product Safety Committee, Environment Committee, Complaint Processing Committee, Central Disaster Council and the departments in the head office which manage the matters related to the specific rules and regulations should inspect, instruct and train personnel in other business execution departments and group companies for their responsible fields under the supervision of the Corporate Ethics Committee.

e. The head of each department of DNP must independently define the framework and the procedures necessary to its own division by considering the nature of business in its own division based on the "Basic Rules for Compliance Management in DNP Group" and implement, check, evaluate and make necessary improvements.

f. Pursuant to the "Rules on Internal Audit", the Audit Division, from a position independent from any business execution department, shall carry out internal audits, instructions and trainings on the establishment and the operation of the framework to secure the appropriate business operation for business executing divisions and group companies.

g. Open Door Room established in the Corporate Ethics Committee should act as a contact for internal report in DNP Group to accept reports from employees in the DNP Group or any other person on any violation against rules and regulations and to respond to such reports.

(2) Rules and frameworks with respect to the management of risk of loss

a. With respect to risk management which significantly influence the management of DNP, such as compliance, environment, disaster, product safety, insider trading and export control-related risks, the Corporate Ethics Committee, any pertinent committees and other divisions in of the head office should prepare rules and implement training to prevent any occurrence of risk and to act swiftly to prevent or reduce the loss incurred in DNP Group resulting from such risk.

b. The Information Security Committee shall play a central role in ongoing risk management with respect to information security by overhauling the personal information management system and taking measures to strengthen information management. Such measures shall include establishing the information security headquarters and increasing the staff in such headquarters, expanding and reviewing rules and regulations, expanding the scope of training, requiring biometric identification upon entry and exit into certain areas, increasing the number of surveillance cameras, and minimizing the number of workers who have access to sensitive information.

c. With respect to risk management concerning financial reporting (the establishment and operation of internal control to ensure the reliability of financial reporting), while coordinating as necessary with the accounting auditor, under the control of the Corporate Ethics committee and in compliance with the previously disclosed maintenance, evaluation and other standards of the internal control, DNP shall appropriately recognize and select business processes (such as sales, production, buying, asset management and the settlement of accounts) and related divisions (including consolidated subsidiaries) which significantly influence the consolidated financial statements of DNP, and promote the documentation of management regulations for the related businesses, procedural manuals, checklists and other necessary matters, in addition to establishing a system to facilitate the timely and appropriate evaluation and notification of the effectiveness of the relevant internal control through self-inspections and internal audit reports concerning business conducted by divisions subject to evaluation.

d. Under the control of the Corporate Ethics Committee, DNP shall periodically review and assess risk, establish an organization to promptly respond to new risks which significantly influence the management of DNP and assign responsibility for managing such organization to a director of DNP.

(3) Framework to ensure the efficiency of the performance of duties by directors

a. As a foundation of a system to ensure the duties of directors are performed efficiently, meetings of the Board of Directors shall regularly be held once a month, and additional meetings shall be held as and when necessary. In order to contribute to efficient of management decision making, management meetings comprising directors of DNP who hold a position equal to, or more senior than, a Senior Managing Director shall, in principle, be held once a month. Furthermore, in order to consult and deliberate on matters which are significant to the management of DNP, in addition to sharing management information within the Board of Directors, an executive management meeting shall be held once a month.

b. Each employee of DNP responsible for the execution of business pursuant to resolutions of meetings of the Board of Directors shall execute such business based on his or her authority, in accordance with the organizational rules, the administrative authority rules, the internal memo rules and other internal rules of DNP. Board of Directors responsible for the execution of business shall promote the efficient execution of such business by delegating authority where appropriate to corporate officers.

(4) Framework on the retention and management of information on the performance of duties by directors

The information related to business execution by directors should be written and recorded in the minutes of board meeting, minutes of meeting of each professional committee, internal memos and other documents or electronic documents. And the documents and electronic documents which record such information should be stored and managed for a period of 10 years or more, appropriately and safely and under easily retrievable condition in accordance with "Basic Rules for Information Security", "Document Management Standard" and "Electronic Information Management Standard".

(5) Framework to ensure appropriate business execution in the corporate group comprised of joint stock corporation (*kabushiki kaisha*), its parent company and subsidiaries

a. To secure the appropriate business execution in the DNP Group, and in order for all employees (including directors) to act in accordance with the "DNP Group Code of Conduct", DNP makes certain that all employees (including directors) thoroughly understand the Code of Conduct through training and other occasions. And "Basic Rules for Compliance Management in DNP Group" is established with respect to the establishment and operation of the framework to ensure appropriate business execution. Group companies should establish and prepare necessary rules based on them.

b. Each group company should independently determine the framework and the procedures necessary based on the policy in (a) above and through taking into consideration the nature and size of its business, and should implement, check, evaluate and make any improvements.

c. Audit Division, Corporate Ethics Committee and other specialized committees in DNP and other departments at the head office should inspect, instruct and provide training on the implementation status of (a) and (b) above.

(6) Matters relating to employees who assist statutory auditors, and matters relating to the independence of such employees from directors

a. To support the duties by the statutory auditors, an auditor's room should be prepared to assign designated staff.

b. The staff in the auditor's room should execute his or her work under the direction of the statutory auditors. Personnel evaluation, transfer and dismissal of such staff requires the consent of the Board of Auditors.

(7) Framework for reporting by directors and employees to statutory auditors, and for other reports to be made to statutory auditors, as well as framework to ensure the effective implementation of audit by statutory auditors

a. A statutory auditor shall have the right to request, at any time as needed, a report from a director or employee concerning the execution of his or her duties. Any director or employee of the DNP Group who receives to such request by a statutory auditor shall make such report promptly.

b. Directors must promptly report to statutory auditors the discovery of any facts that violate relevant laws and regulations, or that may potentially cause serious damage to DNP.

c. The auditing division and the Corporate Ethics Committee shall regularly report to the statutory auditors on the contents of their respective audits and the status of the establishment and operation of their respective systems and other measures to ensure the appropriateness of their duties.

d. The President of DNP shall periodically exchange information and opinions with the Board of Statutory Auditors.

6. Basic Policy regarding Persons who Control the Decision Making of the Company's Financial and Business Policies

The Company defined the "Basic Policy regarding Persons who Control the Decision Making of DNP's Financial and Business Policies" (the "Basic Policy") at the meeting of the Board of Directors held on May 17, 2007, and introduced the "Measures against the Mass Acquisition of DNP's Shares" (the "Anti-takeover Measures") based on the Basic Policy.

The Anti-takeover Measures shall remain in effect until the end of the ordinary general meeting of shareholders with respect to the fiscal year ending March 2010, as approved at the 113th ordinary general meeting of shareholders held on June 28, 2007.

(1) Basic policy regarding persons who control the decision making of the Company's financial and business policies

Since DNP's stock is listed and is freely traded on the market, DNP believes that matters concerning the persons who control DNP should ultimately be decided based on the will of all shareholders, and the final decision on whether or not to accept an acquisition proposal accompanying the transfer of control of DNP should also be made at the will of all shareholders.

However, there may be cases of mass acquisition of DNP's shares where (i) only the mass acquirer benefits at the sacrifice of other shareholders, (ii) there is neither reasonably sufficient time nor information necessary for shareholders to decide whether or not to accept the mass acquisition, (iii) the proposed management plan after the mass acquisition is inappropriate, (iv) the purchase price proposed by the mass acquirer is unreasonably low, and (v) there is a possibility of damage to the mutual benefit of shareholders.

The Company believes that persons who control the decision making of DNP's financial and business policies should be the ones who understand DNP's management principles, establish relationship of trust with various stakeholders of DNP, and ensure and improve DNP's corporate value and mutual benefit to shareholders in the mid- and long-term. Accordingly, DNP believes that persons who improperly acquire a large number of DNP's shares which might be damaging to the mutual benefit of shareholders are inappropriate as persons to control the decision making of DNP's financial and business policies.

(2) Efforts to realize the basic policy with respect to the control of the Company

Based on the Basic Plan, DNP established procedures to cope with mass acquisitions of DNP's shares, and, in order to (i) ensure sufficient information and time necessary for shareholders to make appropriate decision on the mass acquisition and (ii) contribute to the enhancement of DNP's corporate value and mutual benefit to shareholders by ensuring an opportunity to negotiate with the mass acquiror, DNP introduced the Anti-takeover Measures (the "Plan") as follows.

(3) Outline of the Plan

a. Submission of the Tender Offer Explanatory Statement and Necessary Information

The person who intends to purchase 20% or more of the voting rights of the shares of DNP (the "Tender Offeror") should submit a Tender Offer Explanatory Statement clarifying that the purchase shall be made pursuant to the Plan, the details of the Tender Offeror, purpose of acquisition, method of acquisition and other information which is necessary to examine the nature of acquisition to DNP prior to the commencement of the acquisition.

b. Request by the Independent Committee for Information

If the independent committee (the "Independent Committee") as defined in (4) below, determines that the information submitted by the Tender Offeror is insufficient, it may request that the Tender Offeror provide additional information with a specific deadline. The Independent Committee may also request the Board of Directors of DNP to provide its opinion on the proposed acquisition and alternative measures within 30 days.

c. Consideration Period for the Independent Committee

The Independent Committee shall be given 60 days to consider, in principle (the period shall be 90 days for a tender offer other than a tender offer which accepts cash in only Japanese yen as consideration and which does not set an upper limit of the number of shares to be purchased) from the date of the acceptance of the information from the Tender Offeror or the Board of Directors of DNP to review the received information.

d. Information Disclosure

The Company shall promptly disclose information to its shareholders when the Independent Committee considers it appropriate to disclose.

e. Advice by the Independent Committee

The Independent Committee shall advise the Board of Directors of DNP to implement an allocation of Stock Acquisition Rights for no consideration, if the Tender Offeror does not comply with the Plan or, the Independent Committee determines that there is a possibility that a tender offer by the Tender Offeror could potentially be damaging to the corporate value and to the mutual benefit of shareholders.

f. Resolution of the Board of Directors

The Board of Directors of DNP shall promptly resolve with respect to the implementation or non-implementation of the allocation of Stock Acquisition Rights for no consideration, respecting the above advice of the Independent Committee to the extent possible. When the above resolution is approved, the Board of Directors shall promptly disclose the outline of the resolution.

g. Commencement of Mass Acquisition

The Tender Offeror shall commence the tender offer after the Board of Directors of DNP resolves the non-implementation of the allocation of Stock Acquisition Rights for no consideration.

(4) Establishment of the Independent Committee

The Company shall establish the Independent Committee as an entity with a check function to review appropriate implementation of the Plan and to eliminate arbitrariness of directors. The number of members of the Independent Committee shall be three or more and shall be elected among (i) outside directors, (ii) outside auditors or (iii) outside intellectuals who are independent from DNP's management which executes the business of DNP. Currently, Messrs. Tadao Tsukada, outside director, Yasuchika Negoro, outside auditor and Toshihiro Mizuhara, attorney, serve as members of the Independent Committee.

(5) Reasonableness of the Plan

The reasonableness of the Plan is based on matters which include (i) satisfaction in every respect of the requirements of the guidelines concerning takeover measures, (ii) prioritization of the will of the shareholders of DNP, and (iii) the utmost respect is accorded to the decision of the Independent Committee which is independent from Company's management.

(6) Impact on shareholders and investors

a. Impact on Shareholders and Investors at the time of Introduction of the Plan

The Plan is intended to provide shareholders and investors with opportunities to make an appropriate investment decision and contribute to the benefits of shareholders and investors. At the time of introduction of the Plan, the allocation of Stock Acquisition Rights for no consideration will not be implemented, and therefore, there will be no direct and concrete impact on shareholders and investors.

b. Impact on Shareholders and Investors upon Implementation of this Plan (a Free Award of Stock Option)

After shareholders to whom the allocation of Stock Acquisition Rights for no consideration have been determined, if DNP cancels such allocation of the Stock Acquisition Rights or acquires the Stock Acquisition Rights allocated for no consideration, the value per share is not diluted. Therefore, there is a possibility that investors who sold or purchased on the assumption that the value per share will be diluted may be damaged because of the fluctuation of the share price.

Detailed methods of (i) allocation, (ii) transfer of shares, (iii) exercise or (iv) acquisition by DNP shall be disclosed or notified to shareholders, after the resolution of the Board of Directors with respect to the allocation of Stock Acquisition Rights for no consideration.

For details of the Plan, please see DNP's website on the Internet.
(http://www.dnp.co.jpjis/ir/070628importance.pdf)

End of Document

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NOTE: For DNP's financial information relating to the fiscal year ended March 31, 2008, please refer to "FY2008 Consolidated Financial Data", which was filed with the Tokyo Stock Exchange and Osaka Securities Exchanges on May 9, 2008.

(attached as Exhibit B-1)

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END